Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

ELLINGTON FINANCIAL INC.,

EF ACQUISITION I LLC

and

GREAT AJAX CORP.

Dated as of June 30, 2023

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 30, 2023 (this “Agreement”), by and among Ellington Financial Inc., a Delaware corporation (“Parent”), EF Acquisition I LLC, a Maryland limited liability company and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Great Ajax Corp., a Maryland corporation (the “Company”).

WHEREAS, the Company is a Maryland corporation and Parent is a Delaware corporation, each operating as a real estate investment trust within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REIT”);

WHEREAS, the Company, Parent and Merger Sub wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the Surviving Company (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLC Act”);

WHEREAS, a special committee (the “Special Committee”) of independent directors of the board of directors of the Company (the “Company Board”) unanimously (i) determined that the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are advisable and in the best interests of the Company and the Company Shareholders (other than certain related parties and the holders of the Cancelled Shares (as hereinafter defined)), and (ii) recommended that the Company Board determine the same;

WHEREAS, the Company Board, acting on the recommendation of the Special Committee, unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and the Company Shareholders, (ii) directed that the Transactions, including the Merger, be submitted for consideration at the Company Shareholders Meeting for their approval, (iii) recommended that the holders of Company Common Stock vote in favor of the approval of the Transactions, including the Merger (such recommendation made in this clause (iii), the “Company Board Recommendation”), and (iv) approved and authorized the Company to enter into, execute and deliver the Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger and the issuance of the shares of Parent Common Stock (the “Parent Stock Issuance”), are in the best interests of Parent, and (ii) approved this Agreement and the Transactions, including the Merger and the Parent Stock Issuance;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub (the “Merger Sub Sole Member”), has by written consent (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Merger Sub and the Merger Sub Sole Member, (ii) approved this Agreement and declared that the Transactions, including the Merger, are advisable, and (iii) approved the Transactions, including the Merger;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Parent Stock Issuance and to prescribe various terms of and conditions to the Merger and the Parent Stock Issuance; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1      Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2      Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Articles of Merger	2.2(b)
Aspen	4.10(b)
Book-Entry Shares	3.3(b)(i)
Business Employees	4.11(a)
Cancelled Shares	3.1(b)(iii)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Additional Dividend Amount	6.16(a)
Company Adjusted Book Value Per Share	3.1(c)
Company Affiliate	9.10(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Change of Recommendation	6.3(b)
Company Common Stock	3.1(b)(i)
Company Contracts	4.16(b)
Company Disclosure Letter	Article IV
Company Leased Real Property	4.15

Definition	Section
Company Manager Plans	4.10(b)
Company Material Adverse Effect	4.1(a)
Company Notes Assumption	6.21
Company Owned Real Property	4.15
Company Permits	4.9
Company Plans	4.10(a)
Company Portfolio Securities	6.1(b)(iv)
Company Preferred Stock Redemptions	6.22
Company Restricted Share	3.2(a)
Company SEC Documents	4.5(a)
Company Shareholders Meeting	4.4
Company Warrant Purchases	6.22
Contingent Cash Purchase Price	3.1(d)
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(d)
Effective Time	2.2(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
GAAP	4.5(b)
Gaea	4.1(a)
Gregory	4.10(b)
Hedging Contracts	4.16(a)(iv)
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Letter of Transmittal	3.3(b)(i)
Maryland Department	2.2(b)
Material Company Insurance Policies	4.17
Material Parent Insurance Policies	5.17
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Sole Member	Recitals
MGCL	Recitals
MLLC Act	Recitals
Non-Disclosure Agreement	6.6(b)
Parent	Preamble
Parent Affiliate	9.10(b)
Parent Board	Recitals
Parent Contracts	5.16(b)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Material Adverse Effect	5.1(a)
Parent Permits	5.9

Definition	Section
Parent Plans	5.10(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
pdf	9.5
Proxy Statement	4.4
Qualified REIT Subsidiary	4.1(b)
Qualifying Income	8.3(h)(i)
Registration Statement	4.8
REIT	Recitals
REOs	4.15
Special Committee	Recitals
Specified Incentive Equity Issuances	6.1(b)(ii)
Surviving Company	2.1
Taxable REIT Subsidiary	4.1(b)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.14
Transactions	Recitals

ARTICLE II
THE MERGER

Section 2.1      The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the MLLC Act, at the Effective Time, the Company shall be merged with and into Merger Sub, with Merger Sub surviving the Merger (Merger Sub, as the surviving company in the Merger, sometimes being referred to herein as the “Surviving Company”). As a result of the Merger, the Surviving Company shall be a direct, wholly-owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the MLLC Act. Immediately following the Merger, the Surviving Company shall be contributed to the Parent Operating Partnership in exchange for limited liability company interests in the Parent Operating Partnership.

Section 2.2      Closing.

(a)            The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., New York, New York time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) by means of a virtual closing through the electronic exchange of signatures, or such other date and place as Parent and the Company may agree to in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)            As soon as practicable on the Closing Date, Parent and the Company shall (i) cause the Merger to be consummated by filing with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) articles of merger (the “Articles of Merger”) in connection with the Merger, in such form as is required by, and executed in accordance with, the MLLC Act and the MGCL, and (ii) the parties shall make all other filings or recordings required under the MLLC Act and the MGCL in connection with the Merger. The Merger shall become effective at the time the Articles of Merger have been accepted for record by the Maryland Department, or at such later time (not to exceed 30 days from the date the Articles of Merger are accepted for record) as may be designated jointly by Parent and the Company and specified in the Articles of Merger (such date and time the Merger becomes effective, the “Effective Time”), it being understood and agreed that, unless otherwise agreed to by the parties in writing and specified in the Articles of Merger, the Effective Time shall occur on the Closing Date.

Section 2.3      Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the MGCL, including Section 3-114 thereof, and the MLLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, assets, rights, privileges, immunities, purposes, powers and franchises of each of the Company and Merger Sub shall transfer to, vest in, and devolve on the Surviving Company without further act or did, reversion or impairment and all debts, obligations and liabilities of each of the Company and Merger Sub shall become the debts, obligations and liabilities of the Surviving Company.

Section 2.4      Organizational Documents. At the Effective Time and by virtue of the Merger, the Organizational Documents of Merger Sub in effect immediately prior to the Effective Time (which shall reflect all provisions necessary to comply with Section 6.9(a)) shall be the Organizational Documents of the Surviving Company, until thereafter amended, subject to Section 6.9(b), in accordance with their respective terms and applicable Law.

Section 2.5      Managers and Officers of the Surviving Company. From and after the Effective Time, the manager or managers and officers of Merger Sub immediately prior to the Effective Time shall be the manager or managers and officers of the Surviving Company, and such manager or managers and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

Section 2.6      Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code and (b) this Agreement be, and hereby is adopted as, a “plan of reorganization” for the Merger for purposes of Section 354 and Section 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local law), the parties to this Agreement shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.6, and no party shall take a position inconsistent with such treatment.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND
THE MEMBERSHIP INTERESTS OF MERGER SUB; EXCHANGE

Section 3.1      Effect of the Merger on Capital Stock and Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)            Membership Interests of Merger Sub. All of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as membership interests of the Surviving Company.

(b)            Capital Stock of the Company.

(i)            Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), shall automatically be converted into the right to receive from Parent (A) that number of newly and validly issued, fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio and (B) if applicable, that amount of cash equal to the Contingent Cash Purchase Price (as defined below) divided by the aggregate number of shares of Company Common Stock and Company Restricted Shares entitled to received Merger Consideration pursuant to this Article III (collectively, the “Merger Consideration”).

(ii)            All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case, to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii)            All shares of Company Common Stock held by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (collectively, the “Cancelled Shares”).

(c)            Adjustment to Merger Consideration and Exchange Ratio. The Merger Consideration and the Exchange Ratio shall be (i) equitably adjusted, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock and/or Parent Common Stock), subdivision, reorganization, reclassification, recapitalization, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock and/or Parent Common Stock outstanding after the date hereof and prior to the Effective Time, (ii) adjusted downward to offset the dilutive effect, if any, or upward to account for the accretive effect, if any, on the Company’s adjusted book value per share (which is equal to the difference between (x) the most recent month-end book value per share of the Company preceding any such issuance and (y) $4.98) (the “Company Adjusted Book Value Per Share”) of any issuance of shares of Company Capital Stock pursuant to the Company’s existing at-the-market program, (iii) adjusted upward to offset the dilutive effect, if any, or downward to account for the accretive effect, if any, on Parent’s adjusted book value per share (which is equal to the difference between (x) the most recent month-end book value per share of Parent preceding any such issuance and (y) $0.07) of any issuance of shares of Parent Capital Stock pursuant to Parent’s existing at-the-market programs, and (iv) adjusted downward to offset the dilutive effect on the Company Adjusted Book Value Per Share of any Specified Incentive Equity Issuance, and thereafter all references to the Merger Consideration and the Exchange Ratio, as applicable, shall be deemed to be the Merger Consideration and Exchange Ratio, as so adjusted. Nothing in this Section 3.1(c) shall be construed to permit the Company, Parent or any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)            Contingent Cash Purchase Price. To the extent the Company effectuates the repurchase of certain securities on the terms set forth on Section 3.1(d) of the Company Disclosure Letter, Parent shall deliver to the Company Shareholders an amount of cash as set forth on Section 3.1(d) of the Company Disclosure Letter (“Contingent Cash Purchase Price”) as part of the Merger Consideration at Closing.

Section 3.2      Treatment of Company Equity-Based Awards.

(a)            Company Restricted Shares. Each share of Company Common Stock issued by the Company under a Company Equity Plan that is unvested and/or is subject to a repurchase option or obligation, risk of forfeiture or other lapse restriction (each, a “Company Restricted Share”) that is issued and outstanding as of immediately prior to the Effective Time (i) shall, as of immediately prior to the Effective Time, become fully vested and all restrictions and limitations with respect thereto shall lapse as of immediately prior to the Effective Time and (ii) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be considered outstanding for all purposes of this Agreement, including the right to receive the Merger Consideration in accordance with Section 3.1(b), subject to Section 3.3.

(b)            Company Actions. Prior to the Effective Time, the parties agree that the Company shall, and shall be permitted under this Agreement to, take, or cause to be taken, such actions and adopt such resolutions as are required to effectuate the treatment of the Company Restricted Shares pursuant to the terms of this Section 3.2, and to take all actions reasonably required to effectuate any provision of this Section 3.2.

Section 3.3      Payment for Securities; Exchange.

(a)            Exchange Agent; Exchange Fund. Prior to the Closing Date, Parent and Merger Sub shall enter into an agreement with the Company’s transfer agent to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration including cash sufficient to pay any Contingent Cash Purchase Price pursuant to Section 3.1(d), cash in lieu of fractional shares pursuant to Section 3.3(h) and any dividends or other distributions pursuant to Section 3.3(g), to which such holders shall become entitled pursuant to this Article III. On or prior to the Closing Date and prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock for issuance in accordance with this Article III through the Exchange Agent, the cash (solely as it relates to payments in lieu of fractional shares) and number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1. Parent agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any Contingent Cash Purchase Price pursuant to Section 3.1(d), any dividends and other distributions pursuant to Section 3.3(g) and to make any cash payments in lieu of fractional shares pursuant to Section 3.3(h) and, in the event there are insufficient funds to make the payments contemplated by this Article III, additional cash in an amount which is equal to the deficiency in an amount required to make such payments in full. Parent shall instruct the Exchange Agent to, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Section 3.1(d), this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for any Contingent Cash Purchase Price in accordance with Section 3.1(d), fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall be referred to herein as the “Exchange Fund.” The Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration, including the Contingent Cash Purchase Price, and cash in lieu of fractional shares. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)            Exchange Procedures.

(i)            Parent shall instruct the Exchange Agent to, as soon as practicable after the Effective Time, but in no event more than two Business Days after the Closing Date, mail or otherwise deliver to each record holder, as of immediately prior to the Effective Time, of (A) a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted pursuant to Section 3.1 or Section 3.2 into the right to receive the Merger Consideration at the Effective Time, (1) a letter of transmittal (“Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing (it being understood that the forms of Letter of Transmittal to be mailed to the holders of Company Common Stock may vary in certain respects due to differences in the respective securities) and (2) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1 or Section 3.2.

(ii)            Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal (or, in the case of Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent or such other evidence, if any, required to be obtained by the Exchange Agent in connection with the surrender of Book-Entry Shares), duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the Merger Consideration pursuant to the provisions of this Article III (which shares of Parent Common Stock shall be in uncertificated book-entry form), including a check or wire transfer in the amount equal to any Contingent Cash Purchase Price payable pursuant to Section 3.1(d), and (B) a check or wire transfer in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and any dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, including any Contingent Cash Purchase Price pursuant to Section 3.1(d), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)            Termination of Rights. All Merger Consideration (including any Contingent Cash Purchase Price pursuant to Section 3.1(d)), any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g), in each case paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent or the Surviving Company for any reason, they shall be cancelled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares), including any cash payable in respect of any Contingent Cash Purchase Price pursuant to Section 3.1(d), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Shareholders on the 365th day after the Closing Date shall be delivered to the Surviving Company upon demand, and any former Company Shareholders who have not theretofore received the Merger Consideration to which they are entitled under this Article III, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.

(e)            No Liability. None of the Surviving Company, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen or Destroyed Certificates. If any Certificate (other than a Certificate representing Cancelled Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company, the posting by such Person of a bond in such reasonable amount, pursuant to the policies and procedures of the transfer agent for Parent, as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall instruct the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, including any cash payable in respect of any Contingent Cash Purchase Price pursuant to Section 3.1(d), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(g).

(g)            Distributions with Respect to Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)            No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the average of the daily volume weighted average prices of one share of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall instruct the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from (i) the consideration (including Merger Consideration (including any Contingent Cash Purchase Price) payable in respect of the Company Restricted Shares) to be paid by Parent, the Surviving Company or the Exchange Agent hereunder and (ii) any other amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of state, local or foreign Tax Law. If Parent, the Surviving Company or the Exchange Agent reasonably believes after consultation with counsel that such deduction or withholding is required under applicable Law, the applicable withholding Person shall use commercially reasonable efforts to provide the Company with written notice at least five Business Days prior to withholding any amount pursuant to this Section 3.3(i) such that the Company and/or the holders of the Company Common Stock and/or Company Restricted Shares shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and subject to their respective obligations under applicable Law, Parent and the Surviving Company shall, and such parties shall instruct the Exchange Agent to, cooperate in good faith with the Company and/or such holders as necessary to eliminate or reduce such deduction or withholding, in each case, to the extent permitted under applicable Law. Any such amounts so deducted or withheld shall be paid over to the relevant Taxing Authority in accordance with applicable Law by the Exchange Agent, the Surviving Company or Parent, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j)            Dissenters’ Rights. No dissenters’ or appraisal rights or other rights of objecting shareholders shall be available with respect to the Merger or the other Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed or furnished with the SEC and publicly available on EDGAR at least two (2) Business Days prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1      Organization, Standing and Power.

(a)            Each of the Company and its Subsidiaries and, to the knowledge of the Company, Gregory and Gaea Real Estate Corp., a Maryland corporation (“Gaea”), is, as applicable, a corporation, trust, general or limited partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its respective properties and to carry on its respective business as now being conducted, other than, in each case, where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries and, to the knowledge of the Company, Gregory and Gaea, is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents.

(b)            Section 4.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company, including a list of each Subsidiary that is a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by the Company in such Subsidiary, (iii) the amount of its authorized capital stock or other equity interests and (iv) the amount of its outstanding capital stock or other equity interests.

(c)            Section 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company has a direct equity interest and a description of such interest.

Section 4.2      Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 125,000,000 shares of Company Common Stock and (ii) 25,000,000 shares of Company Preferred Stock.  At the close of business on June 30, 2023: (A) 23,627,677 shares of Company Common Stock were issued and outstanding, including 282,979 Company Restricted Shares issued pursuant to the Company 2016 Plan and 25,000 Company Restricted Shares issued pursuant to the Company 2014 Plan; (B) 424,949 shares of the Company Series A Preferred Stock were issued and outstanding; (C) 1,135,590 shares of the Company Series B Preferred Stock were issued and outstanding; (D) 940,990 shares of Company Common Stock were reserved and available for issuance pursuant to the Company 2016 Plan and 35,000 shares of Company Common Stock were reserved and available for issuance pursuant to Company 2014 Plan; (E) no shares of Company Common Stock were reserved for issuance in connection with the conversion of the Company Convertible Notes; and (F) no shares of Company Common Stock were reserved for issuance in connection with the exercise of the Company Warrants.  Except as set forth in this Section 4.2, at the close of business on June 30, 2023, there are no other shares of outstanding Company Capital Stock issued, reserved for issuance or outstanding.

(b)            All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with applicable state and federal securities Laws, the MGCL and the Organizational Documents of the Company. The Company owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock of, or other equity interests, in the Subsidiaries of the Company and the amount of equity interests in the Persons listed on Section 4.1(c) of the Company Disclosure Letter, free and clear of all Liens, other than Permitted Liens, except as otherwise provided in Section 4.1(b) and Section 4.1(c) of the Company Disclosure Letter. As of the close of business on June 30, 2023, except as set forth in this Section 4.2 and the Organizational Documents of the Company (including the Company Articles Supplementary), except for stock grants or other awards granted in accordance with Section 6.1(b) and except for the Company Warrants and Company Convertible Notes, there are no outstanding: (i) shares of Company Capital Stock; (ii) Voting Debt; (iii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt; (iv) contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of the Company; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound, in any case, obligating the Company or any Subsidiary of the Company to (A) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, any Voting Debt or other voting securities of the Company or (B) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. Except as set forth in the Organizational Documents of the Company, there are no shareholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.

(c)            Except as set forth in Section 4.2(c) of the Company Disclosure Letter, the Company has not exempted any Person from the share ownership limits set forth in the Organizational Documents of the Company or established or increased an “excepted holder limit,” which exemption or “excepted holder limit” remains in effect.

(d)            All dividends or other distributions on the shares of Company Capital Stock and any material dividends or other distributions on (i) any securities of any Subsidiary of the Company or (ii) any securities of any Person listed on Section 4.1(c) of the Company Disclosure Letter and payable to the Company or any Subsidiary of the Company, which have been authorized or declared prior to the date hereof, including any dividend equivalents payable prior to the date hereof pursuant to the terms of an award of Company Restricted Shares, have been paid in full (except to the extent such dividends or distributions have been declared and are not yet due and payable). As of the date of this Agreement, there are no declared and unpaid dividends with respect to any shares of Company Capital Stock or declared and unpaid material dividends with respect to any securities of any Subsidiary of the Company (including any material dividends payable to the Company from a Subsidiary of the Company) or any securities of any Person listed on Section 4.1(c) of the Company Disclosure Letter and payable to the Company or any Subsidiary of the Company.

Section 4.3      Authority; No Violations; Approvals.

(a)            The Company has all requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder, subject, with respect to the consummation of the Merger, to clauses (i) through (ii) below. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to (i) receipt of the Company Shareholder Approval and (ii) the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Special Committee (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and the Company Shareholders (other than certain related parties and the holders of the Cancelled Shares), and (ii) recommended that the Company Board determine the same. The Company Board, at a meeting duly called and held, acting on the recommendation of the Special Committee, (A) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and the Company Shareholders, (B) directed that the Transactions, including the Merger, be submitted for consideration at the Company Shareholders Meeting for their approval, (C) made the Company Board Recommendation, and (D) approved and authorized the Company to enter into, execute and deliver the Agreement. As of the date hereof, none of the foregoing actions by the Company Board have been rescinded, withdrawn or modified in any way. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company Capital Stock that is necessary to approve the Transactions, including the Merger.

(b)            Except as set forth in Section 4.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Company Shareholder Approval is obtained, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company, any of its Subsidiaries under, any provision of any Company Contract to which the Company, any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Shareholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4      Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company, any of its Subsidiaries, any of the Persons set forth in Section 4.1(c) of the Company Disclosure Letter or, to the knowledge of the Company, Gregory in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (including any amendments or supplements, the “Proxy Statement”) relating to the meeting of the holders of Company Common Stock to consider the approval of the Merger and the other Transactions (including any postponement, adjournment or recess thereof, the “Company Shareholders Meeting”) and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the MLLC Act; (c) such filings as may be required under the rules and regulations of NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (e) such filings and approvals as may be required by New York Banking Law regarding the change in control of a New York Mortgage Loan Servicer registrant; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5      SEC Documents; Financial Statements; Internal Controls and Procedures.

(a)            Since December 31, 2021, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The consolidated audited and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review and the Company does not have outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. As of the date hereof, none of the Company SEC Documents is the subject of any confidential treatment request by the Company.

(c)            Other than any off-balance sheet arrangements disclosed in the Company SEC Documents filed or furnished prior to the date hereof, neither the Company nor any Subsidiary of the Company is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as described in Instruction 8 to Item 303(b) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(d)            The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From January 1, 2022, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.

Section 4.6      Absence of Certain Changes or Events.

(a)            From January 1, 2023 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)            From January 1, 2023 through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of and other actions taken in connection with, this Agreement, the Company and each of its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

Section 4.7      No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of the Company dated as of December 31, 2022 (including the notes thereto) contained in the Company SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(ix); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8      Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information (i) supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company’s filings with the SEC.

Section 4.9      Company Permits; Compliance with Applicable Law. Except as set forth in Section 4.9 of the Company Disclosure Letter, the Company and its Subsidiaries and, to the knowledge of the Company, Gregory and Gaea, hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries and, to the knowledge of the Company, Gregory and Gaea, are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, Gregory or Gaea, is in violation or breach of, or default under, any Company Permit, nor has the Company or any Subsidiary of the Company, nor, to the knowledge of the Company, Gregory or Gaea, received any claim or notice indicating that the Company, any Subsidiary of the Company, Gregory or Gaea, as applicable, is currently not in compliance with the terms of any Company Permits, except for violations, breaches and defaults, and failures to be in compliance with the terms of any Company Permits that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries and, to the knowledge of the Company, Gregory and Gaea, are not currently being conducted, and at no time since January 1, 2022, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or, to the knowledge of the Company, Gregory or Gaea, is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10      Compensation; Benefits.

(a)            Set forth in Section 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has, or could reasonably be expected to have, any liability (such Employee Benefit Plans, other than the Company Manager Plans and whether or not material, the “Company Plans”). True, correct and complete copies of each of the Company Plans (or, in the case of any unwritten Company Plan, a written description thereof) and any amendments thereto and, as applicable, any related trust agreements, insurance contracts or other funding arrangements, favorable determination or opinion letters, and the most recent report on Form 5500 and summary plan description with respect to each such Company Plan, in each case, have been furnished or made available to Parent or its Representatives.

(b)            Set forth in Section 4.10(b) of the Company Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by Company Manager, Aspen ML LLC, an Oregon limited liability company (“Aspen”), or Gregory Funding LLC, a Delaware limited liability company, the Company’s servicer (“Gregory”), or with respect to which Company Manager, Aspen, or Gregory has, or could reasonably be expected to have, any liability (such Employee Benefit Plans, whether or not material, the “Company Manager Plans”). True, correct and complete copies of each of the Company Manager Plans (or, in the case of any unwritten Company Manager Plan, a written description thereof) have been furnished or made available to Parent or its Representatives.

(c)            Each Company Plan has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws.

(d)            Each Company Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the IRS, and to the knowledge of the Company, no events have occurred that would reasonably be expected to result in any such letter being revoked or in the loss of the qualified status of any such Company Plan.

(e)            As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)            All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.

(g)            There are no material unfunded benefit obligations with respect to any Company Plan that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(h)            None of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates, contributes to, has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Company Plan or Company Manager Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA or Section 412 of the Code.

(i)            Except for continuation coverage to be provided, and for no longer than continuation coverage is required to be provided, pursuant to Section 4980B of the Code or any similar state Law for which any director, officer or employee (including any former director, officer or employee) is responsible for the full cost of such coverage, neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Plan or Company Manager Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer or employee (including any former director, officer or employee) of the Company, Company Manager or any of their respective Affiliates.

(j)            Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of the Company, Company Manager or any of their respective Affiliates for any Tax incurred by such service provider under Sections 409A or 4999 of the Code.

(k)            Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment or benefit from the Company or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any current or former officers, employees or consultants of the Company, Company Manager or any of their respective Affiliates, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Company Plan) or vesting of or otherwise trigger any compensation or benefits payable to or in respect of any current or former employee, director or consultant of the Company, Company Manager or any of their respective Affiliates or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan.

(l)            Except as set forth in Section 4.10(l) of the Company Disclosure Letter, no payment or benefit (or portion thereof) that is required to be made by the Company or any of its Subsidiaries under any Company Plan or this Agreement, or would be required to be made by the Surviving Company or Parent under any Company Plan or this Agreement as a result of the Transactions, with respect to any “disqualified individual” (as defined within Treas. Reg. 1.280G-1, Q&A 15), individually or in the aggregate, could be an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

Section 4.11      Employment and Labor Matters.

(a)            The Company has provided Parent true, correct and complete lists of each employee of (w) the Company, or any of its Subsidiaries, (x) Gregory, (y) the Company Manager and (z) Aspen, in each case, with respect to its employees that provide services for the Company or any of its Subsidiaries, as of the date hereof (the “Business Employees”) that specifies for each such Business Employee, to the extent applicable, his or her: (i) name, (ii) job title, (iii) hire date and service date (if different than hire date), (iv) status as exempt or non-exempt under the Fair Labor Standards Act, (v) current annualized salary or hourly rate of pay, as applicable, (vi) eligibility to receive other compensation (including bonus, commissions, profit-sharing, pension benefits and any other non-wage compensation), (vii) leave status (including type of leave, start date of leave, and expected return date), (viii) whether the Business Employee is on a visa or work permit, the sponsoring entity, and date of expiration, as applicable, and (ix) primary location of employment. The Company has also provided Parent a true, correct and complete list of each individual who provides material services to the Company or any of its Subsidiaries in the capacity of an independent contractor (other than those providing legal, accounting or similar professional services), along with his or her: (i) name and, if applicable, the entity through which he or she provides services, (ii) nature of the services performed, and (iii) compensation rate for such services. Collectively, the individuals listed within the three lists provided by the Company to Parent and referenced in this Section 4.11(a) represent the entirety of individuals, other than temporary employees or interns, whose employment materially involves providing services with respect to the management or operation of the businesses of the Company and its Subsidiaries.

(b)            The Company and each of its Subsidiaries and, to the knowledge of the Company, Gregory and Aspen, are, and since January 1, 2022 have been, in compliance in all material respects with all applicable Laws respecting labor and employment, including all such Laws respecting wages, hours, overtime pay, non-discrimination, non-retaliation, non-harassment, civil rights, fair employment practices, equal opportunity, recordkeeping, meal and rest breaks, employee training, immigration and employment eligibility verification, payroll withholdings and deductions, employee privacy, classification and payment of employees, independent contractors and consultants, pay and employment equity, collective bargaining, employee leave, plant closings and mass layoffs, workers’ compensation, occupational health and safety, immigration, and the terms and conditions of employment.

(c)            Except as set forth in Section 4.11(c) of the Company Disclosure Letter, there are not, and since January 1, 2022 have not been, (i) any Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, any Proceeding pending or threatened against Gregory or Aspen, in each case, in connection with the employment or engagement of, on behalf of, or otherwise relating to, any current or former employee or independent contractor of the Company, any of its Subsidiaries, Gregory or Aspen, including any of the Business Employees.

(d)            Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, Gregory or Aspen, is or has ever been a party to, or bound by, any collective bargaining agreement, memorandum of understanding, or other contract with a labor union, works council, labor organization, or similar representative of employees. Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, Gregory, or Aspen, is or has ever been subject to any strikes, work stoppages, picketing, walkouts, slowdowns, labor grievances or lockouts, unfair labor practice charges or other material labor disputes. There is no organizing activity, or demands for recognition or certification, with respect to the formation of a collective bargaining unit or election or recognition of a collective bargaining representative presently being made or, to the knowledge of the Company, threatened involving any Business Employee.

Section 4.12      Taxes.

(a)            The Company and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf) all material amounts of Taxes required to be paid by them, other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)            The Company: (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 2014, and through and including its taxable year ended December 31, 2022, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2023, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Merger; and (iv) has not taken or, to its knowledge, omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of the Company, no such challenge is pending or has been threatened in writing.

(c)            Each of the Company’s Subsidiaries has been since the later of its acquisition or its formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

(d)            Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to Tax pursuant to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(e)            (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of the Company, threatened in writing with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries; (ii) no material deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened in writing, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (iv) neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (v) neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f)            Since the Company’s formation, (i) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of the Company, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any of its Subsidiaries.

(g)            The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)            There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)            Except as set forth in Section 4.12(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.

(j)            There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.

(k)            Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.

(l)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)            From and after December 31, 2014, neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)            Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the knowledge of the Company is there any other fact or circumstance that could be reasonably expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)            Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(p)            No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.

(q)            This Section 4.12 constitutes the exclusive representations and warranties of the Company with respect to Tax matters.

Section 4.13      Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and since January 1, 2022 has been no, (a) Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree or injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or, to the knowledge of the Company, Gregory or Gaea.

Section 4.14      Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or its Subsidiaries own or are licensed or otherwise possess valid rights to use all Company Intellectual Property used in the conduct the business of the Company and its Subsidiaries as it is currently conducted, (b) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by the Company or any Subsidiary of the Company and (d) to the knowledge of the Company, no Person is currently infringing or misappropriating Company Intellectual Property. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15      Real Property. Other than real property held from time to time as “real estate owned” or “REO” property (including commercial, residential and reverse mortgage “REOs”), neither the Company nor any Subsidiary of the Company owns any real property, other than as and to the extent disclosed in Section 4.15 of the Company Disclosure Letter or the Company SEC Documents filed or furnished with the SEC prior to the date hereof (collectively, “Company Owned Real Property”). Neither the Company nor any Subsidiary of the Company has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in the Company SEC Documents filed or furnished with the SEC prior to the date hereof (collectively, “Company Leased Real Property”).

Section 4.16      Material Contracts.

(a)            Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)            other than (A) contracts providing for the acquisition, purchase, sale, funding, securitizing, resecuritizing, pledging or divestiture of mortgage backed securities and mortgage loans entered into by the Company or its Subsidiaries in the ordinary course of business, and (B) repurchase contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of the Company’s business, each merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;

(ii)            each contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Subsidiary of the Company or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);

(iii)            each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset);

(iv)            each contract to which the Company or a Subsidiary of the Company is a party that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes (collectively, “Hedging Contracts”);

(v)            each employment contract to which the Company or a Subsidiary of the Company is a party other than employment contracts that can be terminated at any time with less than two days’ notice and without financial liability to the Company or any of its Subsidiaries;

(vi)            each contract containing any non-compete, non-solicit, exclusivity or similar type of provision that materially restricts the ability of the Company or any of its Subsidiaries (including Parent upon consummation of the Transactions) to compete or otherwise engage in any line of business or with any Person or geographic area;

(vii)                     each contract pursuant to which the Company or any Subsidiary of the Company may be obligated to issue or repurchase any Company Capital Stock or any capital stock or other equity interests in any Subsidiary of the Company (including the Company Warrants and the Company Convertible Notes);

(viii)            each partnership, joint venture, limited liability company, grantor trust, strategic alliance agreement or other similar agreement to which the Company or a Subsidiary of the Company is a party (other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries);

(ix)            each contract between or among the Company or any Subsidiary of the Company, on the one hand, and the Company Manager or any officer, director or Affiliate (other than a wholly-owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(x)            each contract that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers, or employees of the Company or any of its Subsidiaries;

(xi)            each vendor, supplier or third party consulting or similar contract not otherwise described in this Section 4.16(a) that (A) cannot be voluntarily terminated pursuant to its terms within 60 days after the Effective Time and (B) under which it is reasonably expected the Company or any of its Subsidiaries will be required to pay fees, expenses or other costs in excess of $250,000 following the Effective Time; and

(xii)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) not otherwise described in this Section 4.16(a) with respect to the Company or any Subsidiary of the Company.

(b)            Collectively, the contracts set forth in Section 4.16(a) are herein referred to as the “Company Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and assuming each Company Contract has been duly authorized by each party thereto (excluding the Company and each of its Subsidiaries), each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. Complete and accurate copies of each Company Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to Parent. Neither the Company nor any of its Subsidiaries has received written notice of any material violation of or material default under any Company Contract.

(c)            Except as set forth on Section 4.16(c) of the Company Disclosure Letter, to the Company’s knowledge, each mortgage loan owned by the Company or any Subsidiary of the Company or owned by any securitization vehicle sponsored by the Company or any Subsidiary of the Company is enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17      Insurance. To the knowledge of the Company, (a) all current, material insurance policies of the Company and its Subsidiaries (collectively, the “Material Company Insurance Policies”) are in full force and effect and (b) all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy that is reasonably likely to result in the cancellation or termination of such Material Company Insurance Policy.

Section 4.18      Environmental Matters.

(a)            The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws and have not (i) received from any Person any (A) written notice or (B) request for information pursuant to Environmental Law or (ii) been subject to any environmental claim, which, in each case, either remains pending, threatened, or unresolved, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            No Company Owned Real Property or Company Leased Real Property is currently listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar Law.

(c)            There are no Hazardous Materials present at any Company Owned Real Property or Company Leased Real Property in quantities or concentrations requiring remedial or corrective action under any Environmental Law except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company has previously made available to Parent true and complete copies of any and all material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the business or assets of the Company or any currently operated or leased real property which are in the reasonable possession, custody, or control of the Company.

Section 4.19      Opinions of Financial Advisors. The Company Board has received an opinion from Piper Sandler & Co. addressed to the Company Board and the Special Committee has received a written opinion (or an oral opinion to be confirmed in writing) from BTIG LLC addressed to the Special Committee, each to the effect that as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock (other than holders of Cancelled Shares).

Section 4.20      Brokers. Except for the fees and expenses payable to Piper Sandler & Co. and BTIG LLC, which shall be paid by the Company, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.21      State Takeover Statute. The Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions: (a) the provisions of Subtitle 6 of Title 3 of the MGCL, (b) the provisions of Subtitle 7 of Title 3 of the MGCL and (c) to the extent applicable to the Company, any other Takeover Law.

Section 4.22      Investment Company Act. Neither the Company nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

Section 4.23      Related Party Transactions. Except as set forth in Section 4.23 of the Company Disclosure Letter and as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2021 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company, any of its Subsidiaries, Gaea or Gregory, on the one hand, and any Affiliates (other than Subsidiaries of the Company and Gaea) of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 4.23 of the Company Disclosure Letter sets forth each agreement between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of Company, on the other hand.

Section 4.24      No Additional Representations.

(a)            Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, Aspen, Gaea or Gregory or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries, Aspen, Gaea or Gregory or their respective properties, assets or businesses or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)            Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, the Parent Disclosure Letter or in any other document or certificate delivered by Parent or Merger Sub or their respective Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents filed or furnished with the SEC and publicly available on EDGAR at least two (2) Business Days prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1      Organization, Standing and Power.

(a)            Each of Parent and its Subsidiaries (including Merger Sub) is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries (including Merger Sub) is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

(b)            Section 5.1(b) of the Parent Disclosure Letter sets forth an accurate and complete list of each Significant Subsidiary of Parent, including a list of each Significant Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Significant Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by Parent in such Significant Subsidiary, (iii) the amount of such Significant Subsidiary’s authorized capital stock or other equity interests and (iv) the amount of such Significant Subsidiary’s outstanding capital stock or other equity interests.

Section 5.2      Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 100,000,000 shares of Parent Preferred Stock. At the close of business on June 30, 2023: (A) 67,161,740 shares of Parent Common Stock were issued and outstanding; (B) 13,420,421 shares of Parent Preferred Stock were issued and outstanding; (C) 815,933 shares of Parent Common Stock were reserved for issuance pursuant to equity or equity-based awards outstanding under, or that may be granted in the future under, the equity compensation plan of Parent (as amended from time to time, the “Parent Equity Plan”); and (D) 40,576,092 shares of Parent Common Stock were reserved for issuance in connection with the conversion of Parent Preferred Stock. Except as set forth in this Section 5.2, at the close of business on June 30, 2023, there are no other shares of outstanding Parent Capital Stock issued, reserved for issuance or outstanding.

(b)            All outstanding shares of Parent Capital Stock have been, and all shares of Parent Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, are or will be, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights and (ii) issued and granted in compliance in all material respects with applicable state and federal securities Laws and other applicable Law, the Delaware General Corporation Law and the Organizational Documents of Parent. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights, (B) free and clear of any Liens and (C) issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in any applicable contracts of Parent or its Subsidiaries. Parent owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests, partnership interests or other equity interests, as applicable, of the Subsidiaries of Parent, including Merger Sub, free and clear of all Liens, other than Permitted Liens. As of the close of business on June 30, 2023, except as set forth in this Section 5.2, there is or are no outstanding: (i) shares of Parent Capital Stock; (ii) Voting Debt; (iii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock or Voting Debt; (iv) contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of Parent, except as set forth in Section 5.2(b) of the Parent Disclosure Letter; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound, in any case, obligating Parent or any Subsidiary of Parent to (1) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock, any Voting Debt or other voting securities of Parent or (2) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. There are no shareholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Capital Stock.

(c)            As of the date of this Agreement, all of the outstanding membership interests of Merger Sub are validly issued and fully paid and are wholly-owned by Parent.

(d)            All dividends or other distributions on the shares of Parent Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of Parent which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable). As of the date of this Agreement, except as disclosed in the Parent SEC Documents, there are no declared and unpaid dividends with respect to any shares of Parent Capital Stock or declared and unpaid material dividends with respect to any securities of any Subsidiary of Parent.

Section 5.3      Authority; No Violations; Approvals.

(a)            Each of Parent and Merger Sub has all requisite organizational power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject to, with respect to consummation of the Merger, the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and legally binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held unanimously, (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are in the best interests of Parent and (ii) approved this Agreement and the Transactions, including the Parent Stock Issuance. The Merger Sub Sole Member has (A)(1) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Merger Sub and (2) approved this Agreement and declared that the Transactions, including the Merger, are advisable, and (B) executed a written consent pursuant to which it has authorized and approved this Agreement and the Transactions, including the Merger. As of the date hereof, none of the foregoing actions by the Parent Board or the Merger Sub Sole Member have been rescinded, withdrawn or modified in any way. There is no vote of the holders of any class or series of Parent Capital Stock necessary to approve the Transactions, including the Merger and the Parent Stock Issuance.

(b)            Except as set forth in Section 5.3(b) of the Parent Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent or Merger Sub, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Parent Contract to which Parent or any of its Subsidiaries is a party or by which Parent, Merger Sub, any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4      Consents. No Consent from any Governmental Entity, is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Transactions, except for: (a) the filing with the SEC of (i) the Registration Statement and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the MLLC Act; (c) such filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (e) such filings and approvals as may be required by New York Banking Law regarding the change in control of a New York Mortgage Loan Servicer registrant; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5      SEC Documents; Financial Statements; Internal Controls and Procedures.

(a)            Since December 31, 2021, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Parent SEC Documents, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The consolidated audited and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review and Parent does not have outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents. As of the date hereof, none of the Parent SEC Documents is the subject of any confidential treatment request by Parent.

(c)            Other than any off-balance sheet arrangements disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Subsidiary of Parent is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as described in Instruction 8 to Item 303(b) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

(d)            Parent has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From January 1, 2022, to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and, in each case, neither Parent nor any of its Affiliates or Representatives has failed to disclose such information to Parent’s auditors or the Parent Board.

Section 5.6      Absence of Certain Changes or Events.

(a)            From January 1, 2023, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b)            From January 1, 2023, through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of and other actions taken in connection with, this Agreement, Parent and each of its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

Section 5.7      No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Parent dated as of December 31, 2022 (including the notes thereto), contained in the Parent SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8      Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information (i) supplied by the Company specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of Parent and not obtained from or incorporated by reference to Parent’s filings with the SEC.

Section 5.9      Parent Permits; Compliance with Applicable Law. Parent and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Subsidiary of Parent is in violation or breach of, or default under, any Parent Permit, nor has Parent or any Subsidiary of Parent received any claim or notice indicating that Parent or any Subsidiary of Parent is currently not in compliance with the terms of any Parent Permits, except where the failure to be in compliance with the terms of any Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2022, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 5.9, the provisions of this Section 5.9 shall not apply to matters addressed in Section 5.10, Section 5.11 or Section 5.12.

Section 5.10      Compensation; Benefits.

(a)            Set forth in Section 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has, or could reasonably be expected to have, any material liability (such Employee Benefit Plans, whether or not material, the “Parent Plans”). True, correct and complete copies of each of the Parent Plans (or, in the case of any unwritten Parent Plan, a written description thereof) and any amendments thereto and, as applicable, the most current versions of any related trust agreements, insurance contracts or other funding arrangements, favorable determination or opinion letters, and the most recent report on Form 5500 and summary plan description with respect to each such Parent Plan, in each case, have been furnished or made available to the Company or its Representatives.

(b)            Each Parent Plan has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws.

(c)            As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            All material contributions required to be made to the Parent Plans pursuant to their terms have been timely made.

(e)            There are no material unfunded benefit obligations with respect to any Parent Plan that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f)            Neither Parent nor any of its Subsidiaries or any of their ERISA Affiliates contributes to, has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Parent Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(g)            Except as contemplated by this Agreement or set forth in Section 5.10(g) of the Parent Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment or benefit from Parent or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any of their respective officers, employees or consultants, (ii) materially increase any benefits otherwise payable under any Parent Plan, (iii) to the knowledge of Parent, result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Parent Plan) or vesting of or otherwise trigger any compensation or benefits payable to or in respect of any employee, director or consultant of Parent or its Subsidiaries or (iv) limit or restrict the right of Parent or any of its Subsidiaries to merge, amend or terminate any Parent Plan.

Section 5.11      Labor Matters.

(a)            As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)            As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened.

(c)            As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)            Parent and each of its Subsidiaries are, and since January 1, 2022, have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and bonus, equal employment opportunity, hours, overtime pay, non-discrimination, non-retaliation, non-harassment, civil rights, labor relations, occupational health and safety, employee privacy, worker classification and payroll taxes, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries.

Section 5.12      Taxes.

(a)            Parent and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf) all material amounts of Taxes required to be paid by them other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)            Parent: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2019, and through and including its taxable year ended December 31, 2022, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2023, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2023, and thereafter; and (iv) has not taken or, to its knowledge, omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of Parent, no such challenge is pending or has been threatened in writing.

(c)            Each of Parent’s Subsidiaries has been since the latest of January 1, 2019, its acquisition or its formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

(d)            Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to Tax pursuant to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(e)            (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of Parent, threatened in writing with regard to any material Taxes or Tax Returns of Parent or any of its Subsidiaries; (ii) no material deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened in writing, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (iv) neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); and (v) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f)            Since January 1, 2019, (i) neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid and (ii) neither Parent nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of Parent, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any of its Subsidiaries.

(g)            Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)            There are no material Tax Liens upon any property or assets of Parent or any of its Subsidiaries except for Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)            Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.

(j)            There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.

(k)            Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.

(l)            Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)            From and after December 31, 2019, neither Parent nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)            Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the knowledge of Parent is there any other fact or circumstance that could be reasonably expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)            Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(p)            No written power of attorney that has been granted by Parent or any of its Subsidiaries (other than to Parent or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.

(q)            Merger Sub has at all times been treated as disregarded as separate from Parent for U.S. federal income tax purposes.

(r)            This Section 5.12 constitutes the exclusive representations and warranties of Parent with respect to Tax matters.

Section 5.13      Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, or injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

Section 5.14      Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or the Subsidiaries of Parent own or are licensed or otherwise possess valid rights to use all Parent Intellectual Property used in the conduct the business of Parent and its Subsidiaries as it is currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Parent Intellectual Property rights owned by Parent or any Subsidiary of Parent, and (d) to the knowledge of Parent, no Person is currently infringing or misappropriating Parent Intellectual Property. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15      Real Property. Other than REOs, neither Parent nor any Subsidiary of Parent owns any real property, other than as and to the extent disclosed in Section 5.15 of the Parent Disclosure Letter or the Parent SEC Documents filed or furnished with the SEC prior to the date hereof. Neither Parent nor any Subsidiary of Parent has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in the Parent SEC Documents filed or furnished with the SEC prior to the date hereof.

Section 5.16      Material Contracts.

(a)            Section 5.16(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)            other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of any asset described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Targeted Asset Classes” in Parent’s Annual Report on Form 10-K filed with the SEC on March 1, 2023 entered into by Parent or its Subsidiaries in the ordinary course of business, and (B) repurchase and reverse repurchase contracts entered pursuant to Parent’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance Parent’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of Parent’s business, each merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $500,000;

(ii)            each contract that grants any right of first refusal or right of first offer or that materially limits the ability of Parent, any Subsidiary of Parent or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);

(iii)            each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000;

(iv)            each contract that involves or constitutes a material interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;

(v)            each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area;

(vi)            each contract pursuant to which Parent or any Subsidiary of Parent may be obligated to issue or repurchase any Parent Capital Stock or any capital stock or other equity interests in any Subsidiary of Parent;

(vii)            each partnership, joint venture, limited liability company, strategic alliance agreement or other similar agreement to which Parent or a Subsidiary of Parent is a party (other than any such agreement solely between or among Parent and its wholly-owned Subsidiaries and/or wholly-owned Subsidiaries of the Parent Operating Partnership); and

(viii)            each contract, other than any Parent Plan, between or among Parent or any Subsidiary of Parent, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary of Parent or the Parent Operating Partnership) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand.

(b)            Collectively, the contracts set forth in Section 5.16(a) are herein referred to as the “Parent Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and assuming each Parent Contract has been duly authorized by each party thereto (excluding Parent and each of its Subsidiaries), each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Complete and accurate copies of each Parent Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to the Company. Neither Parent nor any of its Subsidiaries has received written notice of any material violation of or material default under any Parent Contract.

Section 5.17      Insurance. To the knowledge of Parent, (a) all current, material insurance policies of Parent and each of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) are in full force and effect and (b) all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy that is reasonably likely to result in the cancellation or termination of such Material Parent Insurance Policy.

Section 5.18      Brokers. Except for the fees and expenses payable to Keefe, Bruyette & Woods, Inc., which shall be paid by Parent, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.19      State Takeover Statute. The Parent Board has taken all action necessary to render exempt or inapplicable to the Merger and the other Transactions (a) the anti-takeover provisions of the Delaware General Corporation Law and (b) to the extent applicable to Parent, any other Takeover Law. Except as set forth in Section 4.21, no other Takeover Laws are applicable to this Agreement, the Merger or the other Transactions.

Section 5.20      Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

Section 5.21      Ownership of Company Capital Stock. Except as set forth on Section 5.21 of the Parent Disclosure Letter, neither Parent nor any Subsidiary of Parent nor any of their respective affiliates or associates (as defined in Rule 12b-2 of the Exchange Act) beneficially owns or in the past three years has owned, directly or indirectly, or has the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock, Company Preferred Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, Company Preferred Stock or any securities of any Subsidiary of the Company and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock or Company Preferred Stock except pursuant to this Agreement. Neither Parent nor any its Subsidiaries is an affiliate or associate (as defined in Rule 12b-2 of the Exchange Act) of the Company. Neither Parent nor any of the Subsidiaries of Parent has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock or Company Preferred Stock during the last two years.

Section 5.22      Business Conduct. Merger Sub was formed on June 23, 2023. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 5.23      No Additional Representations.

(a)            Except for the representations and warranties made in this Article V, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries (including Merger Sub) or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective properties, assets or businesses or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)            Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Merger Sub expressly disclaims reliance upon, any representations, warranties or statements relating to the Company, its Subsidiaries, Aspen, Gaea or Gregory whatsoever, express or implied, beyond those expressly given by the Company in Article IV, the Company Disclosure Letter or in any other document or certificate delivered by the Company or its Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, Aspen, Gaea or Gregory furnished or made available to Parent or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
COVENANTS AND AGREEMENTS

Section 6.1      Conduct of Company Business Pending the Merger.

(a)            The Company agrees that, except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, (A) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses (I) in the ordinary course of business in all material respects and (II) in compliance in all material respects with applicable Laws and (2) preserve substantially intact its present business organization and preserve its existing relationships with its key business relationships, vendors, counterparties and employees and (B) the Company shall maintain its status as a REIT (without reliance on any “savings” clauses); provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)            Except (w) as set forth in Section 6.1(b) of the Company Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)            (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except for: (1) quarterly dividends payable in respect of the Company Common Stock (including Company Restricted Shares outstanding as of the date of this Agreement) consistent with past practice at a rate not to exceed $0.20 per share; (2) regular quarterly dividends payable in respect of the Company Preferred Stock consistent with past practice and the terms of such Company Preferred Stock; (3) dividends or other distributions to the Company by any directly or indirectly wholly-owned Subsidiary of the Company; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for the Company or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code, including to avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of the Company or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.16; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly-owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the Organizational Documents of the Company (including as may be required to effect the Company Preferred Stock Redemptions or the Company Warrant Purchases) or any Subsidiary of the Company, any Company Plan or any Company Warrant, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);

(ii)            offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests (including the grant of new equity-based awards under the Company Equity Plans), other than: (A) the issuance or delivery of Company Common Stock upon the lapse of any restrictions on any Company Restricted Shares that are outstanding as of the date of this Agreement and have such restrictions lapse in accordance with this Agreement or the terms of the applicable documentation governing such Company Restricted Shares; (B) the issuance of Company Capital Stock upon exercise of any Company Warrants or Company Convertible Notes outstanding on the date hereof; (C) subject to the adjustment provisions in Section 3.1(c), the issuance of Company Capital Stock pursuant to the Company’s existing at-the-market program in an aggregate amount not to exceed $20,000,000; (D) subject to the adjustment provisions in Section 3.1(c), the annual issuance of up to 40,000 Company Restricted Shares in the aggregate under the Company 2016 Plan in the ordinary course of business; or (E) subject to the adjustment provisions in Section 3.1(c), the quarterly issuance of Company Restricted Shares under the Company 2014 Plan in the ordinary course of business (such issuances pursuant to the foregoing clauses (D) and (E), collectively, the “Specified Incentive Equity Issuances”).

(iii)            (A) amend or propose to amend the Company’s Organizational Documents or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries;

(iv)            (A) merge, consolidate, combine or amalgamate with any Person other than another entity in which the Company or its Subsidiaries own at least a 90% equity interest or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) transactions (I) between the Company and a Subsidiary of the Company in which the Company owns at least a 90% equity interest or (II) between or among Subsidiaries of the Company in which the Company owns at least a 90% equity interest, (2) after consultation with Parent, acquisitions, in the ordinary course of business, for which the consideration constitutes fair market value therefor and provided that such acquisitions do not exceed $25,000,000 in the aggregate unless, at the time of such acquisition, the Company has cash and cash equivalents of not less than $45,000,000 (in which case such $25,000,000 cap shall not apply), (3) transactions providing for the sale, funding, securitizing, resecuritizing, pledging or divestiture of mortgage backed securities or mortgage loans entered into by the Company or any Subsidiary in its ordinary course of business, (4) any purchase, restructuring or refinancing of mortgage assets held directly or indirectly by any existing joint venture that the Company or any of its Subsidiaries has formed so long as the cost or economic impact, as the case may be, of any such purchase, restructuring or refinancing of mortgage assets that is allocated to or borne by the Company is proportionate to the Company’s or any of its Subsidiaries’ percentage interest in such joint venture, or (5) acquisitions of assets in the ordinary course of business, including but not limited to the acquisition of any mortgage-backed securities, U.S. Treasuries or other assets or securities permitted under the Company’s investment guidelines, including derivative securities and other instruments used for the purpose of hedging interest rate risk; provided that, notwithstanding the foregoing or any other provisions of this Section 6.1(b), in no event shall the Company or any of its Subsidiaries directly or indirectly acquire assets constituting loans or securities (other than in connection with the acquisition of a joint venture or other minority equity interest, agency-backed mortgage-backed securities, treasury securities or money market securities) in an amount that exceeds $50,000,000 in the aggregate (collectively, “Company Portfolio Securities”);

(v)            sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than (A) sales, leases or dispositions of assets that are Company Portfolio Securities, (B) transactions providing for the sale, funding, securitizing, resecuritizing, pledging or divestiture of mortgage backed securities or mortgage loans entered into by the Company or any Subsidiary in its ordinary course of business or (C) any sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets held directly or indirectly by any existing joint venture that the Company or any of its Subsidiaries has formed so long as the cost or economic impact, as the case may be, of any such sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets that is allocated to or borne by the Company is proportionate to the Company’s or any of its Subsidiaries’ percentage interest in such joint venture;

(vi)            adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(vii)            change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;

(viii)            except (A) in the ordinary course of business, (B) if required by Law or (C) if and to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code or the qualification of any Subsidiary of the Company as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(ix)            (A) grant any increases in the compensation payable or to become payable to any of its directors, officers or any other employees (including Business Employees), other than (x) in the ordinary course of business or (y) Specified Incentive Equity Issuances permitted in Section 6.1(b)(ii)(D) or Section 6.1(b)(ii)(E); (B) establish, grant or provide any new cash bonuses or any new cash bonus plan, program, arrangement, agreement or practice for any directors, officers, employees (including Business Employees), consultants or other service providers; (C) establish any Employee Benefit Plan which was not in existence prior to the date of this Agreement, or amend any Company Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or materially increasing any benefits thereunder; (D) accelerate the vesting, payment or settlement of any compensation, benefit or Company Restricted Shares; or (E) hire any new employees or transfer or terminate the service of any employee other than any such termination for cause;

(x)            establish or become obligated under any collective bargaining agreement, memorandum of understanding, or other contract with a labor union, labor organization, works council or similar representative of employees;

(xi)            make any loans, advances or capital contributions to any other Person in excess of $5,000,000 in the aggregate, except for (A) any sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets held directly or indirectly by any existing joint venture that the Company or any of its Subsidiaries has formed so long as the cost or economic impact, as the case may be, of any such sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets that is allocated to or borne by the Company is proportionate to the Company’s or any of its Subsidiaries’ percentage interest in such joint venture, (B) reverse repurchase transactions involving Company Portfolio Securities in the ordinary course of business, (C) funding of commitments in the ordinary course of business and in accordance with the terms of any agreements in effect as of the date hereof, (D) loans among the Company and its Subsidiaries or among the Company’s Subsidiaries consistent with past practice, (E) advances for reimbursable employee expenses in the ordinary course of business, (F) advancement of reasonable legal expenses or (G) any indemnification agreement in effect on the date hereof;

(xii)            (A) enter into any contract that would be a Company Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract (or any contract that, if existing as of the date hereof, would be a Company Contract), except in the ordinary course of business, and, for the avoidance of doubt, with respect to clauses (A) and (B), except for: (1) repurchase or reverse repurchase agreements and/or master repurchase agreements to finance the purchase price of assets in the ordinary course of business or refinance the Company’s or any of its Subsidiaries’ repurchase obligations pursuant to such agreements when due; (2) any derivative financial agreements or instruments (including any swaps, swap options, caps and short positions) entered into or incurred by the Company or any Subsidiary of the Company in the ordinary course of business for the purpose of fixing or hedging interest rate risk and not for speculative purposes; (3) to the extent not prohibited by other provisions in this Section 6.1(b), contracts providing for the acquisition, purchase, sale or divestiture of debt securities by the Company or any of its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms thereof provided to Parent prior to the date hereof, provided that the fair market value of transactions pursuant to this clause (3) does not exceed $25,000,000 in the aggregate; (4) any termination, renewal or extension in accordance with the terms of any existing Company Contract that occurs automatically without any action (other than notice of renewal or extension) by Company or any Subsidiary of the Company; (5) any trade agreements entered into, modified, amended, terminated or assigned in the ordinary course of business; and (6) any master securities lending agreements, master securities forward transaction agreements and ISDA master agreements entered into, amended, terminated or assigned in the ordinary course of business provided that, in each case, no such action will result in a Company Material Adverse Effect or otherwise impede the Transactions;

(xiii)            other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of the Company (or in the notes thereto), (B) that would not reasonably be expected to restrict the operations of the Company and its Subsidiaries after the Effective Time or (C) in connection with any shareholder litigation against the Company and/or its employees, officers or directors relating to this Agreement, the Merger and/or the other Transactions in accordance with Section 6.10, settle, or offer or propose to settle, any Proceeding against the Company or any of its Subsidiaries (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by the Company or any of its Subsidiaries exceeding $500,000 individually, or $2,000,000 in the aggregate;

(xiv)            take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to cause the Company or any Subsidiary of the Company that is treated as a REIT to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xv)            take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xvi)            make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $500,000 or, in the aggregate, are in excess of $2,000,000;

(xvii)            incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries, (B) any sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets held directly or indirectly by any existing joint venture that the Company or any of its Subsidiaries has formed so long as the cost or economic impact, as the case may be, of any such sale, purchase, restructuring, refinancing or other transfer or disposition of mortgage assets that is allocated to or borne by the Company is proportionate to the Company’s or any of its Subsidiaries’ percentage interest in such joint venture, (C) transactions pursuant to the Company’s master repurchase agreements to finance the purchase price of assets (subject to the limitations set forth herein) in the ordinary course of business or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements when due, (D) guarantees by the Company of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of the Company of Indebtedness of the Company or any other Subsidiaries of the Company, which Indebtedness is incurred in compliance with the immediately preceding clause (C), (E) the incurrence of any Indebtedness in connection with repurchase agreements entered into in the ordinary course of business or (F) any derivative financial instruments or arrangements entered into or incurred by the Company or any of its Subsidiaries in the ordinary course of business for the purpose of fixing or hedging interest rate and not for speculative purposes, in each case, only as may be reasonably required in the ordinary course of business and in accordance with the Company’s past practices;

(xviii)            enter into any new line of business;

(xix)            take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;

(xx)            enter into any transactions or contracts with any Affiliates (other than directors or officers in their capacities as such) of the Company; or

(xxi)            authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.1(b).

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law (including by making dividend or other distribution payments to the Company Shareholders in accordance with this Agreement) or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, the Company shall provide Parent with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with Parent.

(c)            From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall maintain, at all times, a minimum cash balance equal to or greater than $30,000,000. Within five (5) business days of the conclusion of each calendar month until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall distribute to Parent, and Parent shall receive from the Company, a certificate of the Company signed by the chief financial officer of the Company to that effect.

Section 6.2      Conduct of Parent Business Pending the Merger.

(a)            Parent agrees that, except as (i) set forth in Section 6.2(a) of the Parent Disclosure Letter, (ii) permitted or required by this Agreement, (iii) may be required by applicable Law or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, (A) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses (I) in the ordinary course of business in all material respects and (II) in compliance in all material respects with applicable Laws and (2) to the extent consistent with clause (1), preserve substantially intact its present business organization and preserve its existing relationships with its key business relationships, vendors, counterparties and employees and (B) Parent shall maintain its status as a REIT; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)            Except (w) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (w) as permitted or required by this Agreement, (x) as required in connection with the Parent/AAIC Merger, (y) as may be required by applicable Law or (z) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)            (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except for: (1) regular monthly dividends payable in respect of the Parent Common Stock (including Parent Common Stock subject to any awards under the Parent Equity Plan) consistent with past practice at a rate not to exceed $0.15 per share; (2) (a) regular quarterly dividends payable in respect of the Parent Preferred Stock and preferred shares of beneficial interest of Ellington Financial REIT consistent with past practice and the terms of such Parent Preferred Stock and preferred shares of beneficial interest of Ellington Financial REIT and (b) regular quarterly dividends payable in respect of Parent’s 7.00% Series D Cumulative Perpetual Redeemable Preferred Stock or Parent’s 8.250% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock consistent with the terms thereof; (3) dividends or other distributions to Parent by any directly or indirectly wholly-owned Subsidiary of Parent or the Parent Operating Partnership; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for Parent or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code, including to avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of Parent or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.16; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly-owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the Organizational Documents of Parent or any Subsidiary of Parent or pursuant to any Parent Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);

(ii)            offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Equity Plan; (C) issuances of Parent Common Stock (including offers to issue or proposals to offer) in connection with acquisitions (including by merging, consolidating, combining or amalgamating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) of any assets or any business or any corporation, partnership, association or other business organization or division other than in the ordinary course of business, provided that, in the case of this clause (C), such issuances of shares of Parent Common Stock shall not exceed, individually or in the aggregate, (1) prior to the consummation of the Parent/AAIC Merger, 19.99% of Parent’s issued and outstanding shares as of the date hereof and (2) following the consummation of the Parent/AAIC Merger, 19.99% of Parent’s issued and outstanding shares as of the date of closing of the Parent/AAIC Merger; (D) in connection with acquisitions (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) of any assets or any business or any corporation, partnership, association or other business organization or division in the ordinary course of business; and (E) subject to the adjustment provisions in Section 3.1(c), the issuance of Parent Capital Stock pursuant to the Parent’s existing at-the market programs in an aggregate amount not to exceed $100,000,000;

(iii)            (A) amend or propose to amend Parent’s Organizational Documents or (B) other than amendments to the Organizational Documents of the Parent Operating Partnership in connection with the contribution of the Surviving Company by Parent to the Parent Operating Partnership pursuant to Section 2.1, amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries;

(iv)            (A) merge, consolidate, combine or amalgamate with any Person other than the Company or another wholly-owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (1) transactions between the Company and a wholly-owned Subsidiary of the Company or between or among wholly-owned Subsidiaries of the Company, (2) acquisitions not in the ordinary course of business for which the consideration does not exceed $100,000,000 individually or in the aggregate, (3) acquisitions in the ordinary course of business or (4) acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii), but only in each case described in (A) and (B) if such action could reasonably be expected to impair, delay or impede Parent’s or Merger Sub’s ability to expeditiously consummate the Transactions;

(v)            sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement, (B) that are made in the ordinary course of business or (C) that, if not made in the ordinary course of business, involve consideration in excess of $2,000,000 individually or $6,000,000 in the aggregate;

(vi)            adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries;

(vii)            change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)            except (A) in the ordinary course of business, (B) if required by Law or (C) if and to the extent necessary (1) to preserve Parent’s qualification as a REIT under the Code or the qualification of any Subsidiary of Parent as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of Parent as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by Parent or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(ix)            except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) establish any new material Parent Plan or materially amend any material Parent Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or increasing any benefits thereunder or (B) grant any material increase in the compensation payable or to become payable to any of its directors, officers or any other employees; provided, however, that no action will be a violation of this Section 6.2(b)(ix) if it is (1) permitted under Section 6.1(b)(ii), (2) taken in order to comply with applicable Law or (3) required by, and taken pursuant to, a Parent Plan in existence on the date of this Agreement;

(x)            (A) enter into any contract that would be a Parent Contract, except (1) in the ordinary course of business and (2) with respect to acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii) and Section 6.2(b)(iv) or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Parent Contract (or any contract that, if existing as of the date hereof, would be a Parent Contract), except in the ordinary course of business;

(xi)            other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of Parent (or in the notes thereto), (B) that would not reasonably be expected to restrict the operations of Parent and its Subsidiaries or (C) in connection with any shareholder litigation against Parent and/or its employees, officers or directors relating to this Agreement, the Merger and/or the other Transactions in accordance with Section 6.10, settle, or offer or propose to settle, any Proceeding against Parent or any of its Subsidiaries (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by Parent or any of its Subsidiaries exceeding $1,000,000 individually, or $4,000,000 in the aggregate;

(xii)            take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes, (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code or (C) a REIT, as the case may be;

(xiii)            take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xiv)            other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) Indebtedness incurred in the ordinary course of business under Parent’s existing credit, warehouse and repurchase facilities, (B) the incurrence of any Indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (C) guarantees by Parent of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of Parent of Indebtedness of Parent or any other Subsidiaries of Parent, which Indebtedness is incurred in compliance with the immediately preceding clause (B), (D) any derivative financial instruments or arrangements entered into or incurred by Parent or any of its Subsidiaries for the purpose of fixing or hedging interest rate and not for speculative purposes or (E) Indebtedness incurred in connection with acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii) and Section 6.2(b)(iv);

(xv)            enter into any new line of business;

(xvi)            take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;

(xvii)            modify, amend, terminate or assign, or waive or assign any rights under, the management agreement with Parent Manager, in each case, in a manner materially adverse to Parent or its Subsidiaries;

(xviii)            enter into any transactions or contracts with any Affiliates (other than directors or officers in their capacities as such) of Parent, other than transactions entered into in the ordinary course of business; or

(xix)            authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.2(b).

(c)            From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall manage its investment portfolios in all material respects in the ordinary course of business.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent (or any Subsidiary of Parent treated as a REIT) to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law (including by making dividend or other distribution payments to the Parent Shareholders in accordance with this Agreement) or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, Parent shall provide the Company with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with the Company.

Section 6.3      No Solicitation by the Company.

(a)            From and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, the Company will, and will cause its Subsidiaries and instruct its Representatives to, immediately cease, and cause to be terminated, any discussion, correspondence or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal or potential Company Competing Proposal, and shall immediately terminate all physical and electronic data room access previously granted to any such Person and request any such Person to return or destroy all information concerning the Company and its Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person.

(b)            Except as otherwise permitted by this Section 6.3, from and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, and except as otherwise provided in this Section 6.3, the Company will not, and will cause its Subsidiaries and will instruct its and their respective Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for the making of, or that could reasonably be expected to lead to the making of, any Company Competing Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or that could reasonably be expected to lead to, a Company Competing Proposal (other than to state that the terms of this Agreement prohibit such negotiations), (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation; provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill provision or similar obligation in effect on the date hereof solely to the extent necessary to permit the counterparty thereto to make a Company Competing Proposal, (v) enter into any binding or nonbinding letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than an Acceptable Non-Disclosure Agreement as provided in Section 6.3(d)(ii)) or (vi) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, any Company Competing Proposal (the taking of any action described in clause (vi) of this Section 6.3(b) being referred to as a “Company Change of Recommendation”).

(c)            From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that informs the Company or any of its Subsidiaries or Representatives that it is considering making, or has made, a Company Competing Proposal or any inquiry or request from any Person for discussions or negotiations with the Company, a Subsidiary of the Company or any of their or their Affiliates’ respective Representatives relating to a possible Company Competing Proposal (in each case within twenty-four (24) hours thereof), and the Company shall provide to Parent (within such twenty-four (24) hour time frame) (i) the identity of the person making the Company Competing Proposal, inquiry or request and (ii) either (A) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (B) a written summary of the material terms of such Company Competing Proposal, if not made in writing. The Company shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations.

(d)            Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)      make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or other applicable Laws; provided, however, that none of the Company, the Company Board or any committee thereof shall, except as expressly permitted by Section 6.3(d)(iii) or Section 6.3(e), effect a Company Change of Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)      prior to the receipt of the Company Shareholder Approval, engage in the activities prohibited by Section 6.3(b)(ii)-(iii) with any Person who has made a written, bona fide Company Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b)(iii) may be furnished until the Company receives an executed Acceptable Non-Disclosure Agreement from such Person, and (B) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal;

(iii)     prior to the receipt of the Company Shareholder Approval, in response to a bona fide written Company Competing Proposal from any Person that did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation and/or terminate this Agreement pursuant to Section 8.1(d), if prior to taking any such action (A) the Company Board (or any committee thereof) determines in good faith, (x) after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is a Company Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to terminate this Agreement to enter into a definitive agreement with respect to such Company Superior Proposal or make a Company Change of Recommendation would be inconsistent with its legal duties as directors under applicable Law, and (B) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and stating that the Company intends to take such action (provided that the giving of such notice shall not, in and of itself, constitute a Company Change of Recommendation), and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Shareholders Meeting and the third Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made, the time period set forth in this clause (B) prior to which the Company may effect a Company Change of Recommendation and/or terminate this Agreement pursuant to Section 8.1(d) shall be extended for two Business Days after notification of such change to Parent; and

(iv)     prior to the receipt of the Company Shareholder Approval, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a bona fide written Company Competing Proposal (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 6.3) solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under Section 6.3(d)(ii).

(e)            Notwithstanding anything in this Agreement to the contrary, the Company Board (or a committee thereof) shall be permitted, at any time prior to the receipt of the Company Shareholder Approval, other than in response to a Company Competing Proposal (which is addressed in Section 6.3(d)(iii)), to make a Company Change of Recommendation if (i) an Intervening Event has occurred, (ii) prior to taking such action, the Company Board (or a committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its legal duties as directors under applicable Law and (iii) the Company shall have given notice to Parent that the Company intends to effect a Company Change of Recommendation (which notice will reasonably describe the reasons for such Company Change of Recommendation, including a description of the Intervening Event in reasonable detail; provided that the giving of such notice shall not, in and of itself, constitute a Company Change of Recommendation), and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Shareholders Meeting and the third Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or a committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that notwithstanding such proposed changes the failure to make a Company Change of Recommendation would be inconsistent with its legal duties as directors under applicable Law; provided, however, that in the event the Company Board (or a committee thereof) does not make a Company Change of Recommendation in accordance with the foregoing procedures, but thereafter determines to make a Company Change of Recommendation pursuant to this Section 6.3(e) in circumstances involving or relating to another Intervening Event, the foregoing procedures referred to in this Section 6.3(e) shall apply anew.

Section 6.4      Preparation of Proxy Statement and Registration Statement.

(a)            Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of Parent Capital Stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the Company Shareholder Approval. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of Company Capital Stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement (including the Proxy Statement) and any amendments or supplements thereto.

(b)            Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Shareholders Meeting and Parent shall prepare and file with the SEC the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall use reasonable best efforts to cause the Proxy Statement and the Registration Statement to be filed with the SEC within 30 calendar days following the date hereof. The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act within 60 calendar days following receipt of comments, if any, of the SEC or its staff following the initial filing of the Registration Statement, excluding any additional review period by the SEC or its staff, if applicable, and Parent and the Company shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Proxy Statement or Registration Statement, this right of approval shall apply only with respect to information relating to the other party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the Transactions; and provided, further that the Company, in connection with any Company Change of Recommendation, may amend or supplement the Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Company Change of Recommendation.

(c)            Parent and the Company each shall make all necessary filings with respect to the Merger and the other Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offer or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)            If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders.

Section 6.5      Company Shareholders Meeting. The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC. The Company shall use reasonable best efforts to convene and hold such meeting within 35 calendar days following the clearance of the Proxy Statement by the SEC. Except as permitted by Section 6.3, the Company shall, through the Company Board, include in the Proxy Statement the Company Board Recommendation for the approval of the Merger and the other Transactions at the Company Shareholders Meeting and the Company shall solicit from the Company Shareholders proxies in favor of the approval of the Merger and the other Transactions. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn the Company Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company Shareholders and (ii) may adjourn the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum or to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned to a date that is more than 30 days after the date for which the meeting was previously scheduled; and provided, further, that the Company Shareholders Meeting shall not be adjourned to a date on or after two Business Days prior to the End Date. Notwithstanding the foregoing, the Company may adjourn the Company Shareholders Meeting to a date no later than the second Business Day after the expiration of any of the periods contemplated by Section 6.3(d)(iii)(B). Unless this Agreement has been terminated in accordance with Article VIII, the Company’s obligations to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with this Section 6.5 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation.

Section 6.6      Access to Information.

(a)            Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees and offices of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel, in each case as such other party may reasonably request in connection with consummating the Transactions. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information hereunder. Notwithstanding the foregoing provisions of this Section 6.6(a), each party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that (i) such information is subject to an attorney/client privilege, the attorney work product doctrine or other legal privilege or (ii) such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement or a contract or agreement entered into after the date of this Agreement in the ordinary course of business. Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.6(a) for any purpose unrelated to the consummation of the Transactions.

(b)            The Non-Disclosure Agreement, dated as of May 19, 2023, between the Company and Ellington Management Group, L.L.C., a Delaware limited liability company, on behalf of Parent (the “Non-Disclosure Agreement”), shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Non-Disclosure Agreement.

Section 6.7      Reasonable Best Efforts.

(a)            Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or pursuant to any contract or agreement to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.7, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals and (iii) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other Transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)            In connection with and without limiting the foregoing, each of the parties shall give any required notices to third parties, and each of the parties shall use, and cause each of their respective Subsidiaries and Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other Transactions. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings or submissions with any Governmental Entity and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity.

(c)            Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger and the other Transactions, neither the Company nor any Subsidiary of the Company shall pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person without the prior written consent of Parent. The parties shall cooperate to obtain such consents.

Section 6.8      Employee Matters. Parent, its Subsidiaries or Parent Manager may extend offers of employment to those Business Employees, employees of any Subsidiary or employees of the Company Manager of Parent’s choosing (including, for the avoidance of doubt, to any, some, none or all Business Employees) prior to the Closing Date for employment immediately following the Effective Time. Such employment or consulting agreements shall be privately negotiated between Parent and each such employee.

Section 6.9      Indemnification; Directors’ and Officers’ Insurance.

(a)            Parent agrees that all rights existing as of the date of this Agreement to indemnification, advancement of expenses and exculpation from Indemnified Liabilities in favor of current and/or former directors or officers of the Company or any of its Subsidiaries as provided in the Organizational Documents of the Company or any such Subsidiary, any employment agreement or indemnification agreement in effect on the date hereof or otherwise (which shall be assumed by Parent and the Surviving Company) will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Company to perform its respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against and from all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities, judgments and amounts that are paid in settlement of, or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is, was or becomes a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case, to the fullest extent permitted under applicable Law (and Parent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Person, and Parent and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) the Surviving Company shall use its reasonable best efforts to assist in the defense of any such matter. With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Company under this Section 6.9, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Company, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Company, the Company or the Indemnified Person within the last three years. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement, unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Proceeding and does not include the imposition of equitable relief on, or the admission of fault or wrongdoing by, any Indemnified Person.

(b)            For a period of six (6) years following the Effective Time, Parent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and expense advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Company and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior the Effective Time.

(c)            To the extent permitted by applicable Law, Parent and the Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.9(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.9 or under any Organizational Documents of the Company or any of its Subsidiaries, any employment agreement or indemnification agreement in effect on the date hereof or otherwise, regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)            Parent and the Surviving Company shall put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies (collectively, the “D&O Insurance”) with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) 300% of the annual premium paid by the Company for such insurance as of the date of this Agreement; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available, with respect to facts, acts, events or omissions occurring prior to the Effective Time, for a cost not exceeding such amount.

(e)            In the event that Parent, the Surviving Company or any Subsidiary of the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Company or such Subsidiary of the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification, exculpation, insurance coverage or expense advancement or any other right pursuant to this Section 6.9, and his, her or its heirs and representatives. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Company shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.9.

Section 6.10      Shareholder Litigation. In the event any Transaction Litigation is commenced, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Each party shall give the other party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith the other party’s advice with respect to such Transaction Litigation; provided, that neither the Company nor Parent shall agree to settle any Transaction Litigation without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.11      Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. From and after the date hereof, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled Affiliates or Subsidiaries shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), unless (a) such party determines, after consultation with outside counsel, that it is required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded to issue or cause the publication of any press release or other announcement with respect to the Transactions, including the Merger or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto or (b) in the case of the Company or Parent, it deems it necessary or appropriate to issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other Transactions in connection with or following a Company Change of Recommendation; provided, however, each party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.11.

Section 6.12      Control of Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.13      Transfer Taxes. All Transfer Taxes incurred in connection with the Transactions, if any, shall be paid by Parent or the Surviving Company when due, whether levied on Parent or any other Person, and Parent or the Surviving Company shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. Prior to the Closing, the parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.

Section 6.14      Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (b) of any notice or other communication received by such party from any Person (other than a Governmental Entity) alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (c) of any Proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case, in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”), and (d) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Subsidiaries of the Company or any of the Subsidiaries of Parent, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that, in each case, the delivery of any notice pursuant to this Section 6.14 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

Section 6.15      Tax Matters. The parties shall use their respective reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. None of the parties shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties shall use their respective reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel described in Section 7.2(d) and Section 7.2(e) and Section 7.3(d) and Section 7.3(e), respectively. Provided that the opinions of counsel described in Section 7.2(e) and Section 7.3(e) have been received, the parties shall treat the Merger as a “reorganization” under Section 368(a) of the Code, and no party shall take any position for tax purposes inconsistent therewith, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law).

Section 6.16      Additional Dividends.

(a)            Prior to the Effective Time, the Company shall authorize and declare a dividend to its shareholders in accordance with this Section 6.16(a), the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by the Company with respect to the Company Common Stock pursuant to this Section 6.16(a) shall be equal to the amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The Company and Parent shall cooperate in good faith to determine whether it is necessary to authorize and declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount.

(b)            Prior to the Effective Time, Parent may authorize and declare a dividend to its shareholders in accordance with this Section 6.16(b), the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by Parent with respect to the Parent Common Stock pursuant to this Section 6.16(b) shall be an amount equal to (i) Parent’s then-most recent monthly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar month in which such dividend is declared, plus (ii) an additional amount equal to the quotient obtained by dividing the Company Additional Dividend Amount (if any) by the Exchange Ratio.

Section 6.17      Takeover Laws. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger and the other Transactions.

Section 6.18      Listing. Parent shall take all actions necessary to cause the Parent Common Stock be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

Section 6.19      Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock and the Company Convertible Notes from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.20      Obligations of Merger Sub and the Surviving Company. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 6.21      Assumption of Company Notes. As of the Effective Time and subject to the terms and conditions set forth herein: (a) the Surviving Company will assume the due and punctual performance and observance of the Company’s covenants, agreements and obligations under and relating to the Company Notes issued by the Company pursuant to the Company Notes Indentures (such transfer and assumption as described in this clause (a), the “Company Notes Assumption”); and (b) Parent, Merger Sub and the Company shall execute and deliver, or cause to be delivered, any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates and opinions of counsel required by the Company Notes or the Company Notes Indentures, in order to effectuate the Company Notes Assumption.

Section 6.22      Company Warrant Purchases. The Company shall use commercially reasonable efforts to cause each of the holders of the Company Warrants to sell such Company Warrants to the Company immediately prior to Closing, by exercising the Put Option thereunder in whole for the Put Price (as such terms are defined in each such Company Warrant), or take such other action to cause the Company Warrants to no longer be outstanding immediately prior to Closing, at a cost not to exceed the Put Price, in each case, subject to the limitations set forth on Section 6.22 of the Company Disclosure Letter (collectively, the “Company Warrant Purchases”).

Section 6.23      Company Preferred Stock Redemptions. The Company shall use commercially reasonable efforts to effect the redemption of each outstanding share of Company Series A Preferred Stock and Company Series B Preferred Stock immediately prior to Closing, in each case, pursuant to Section 6(b) of the Company Articles Supplementary for the redemption price set forth on Section 6.23 of the Company Disclosure Letter, or take such other action to cause each outstanding share of Company Series A Preferred Stock and Company Series B Preferred Stock to no longer be outstanding immediately prior to Closing, at a cost not to exceed the redemption price set forth on Section 6.23 of the Company Disclosure Letter (collectively, the “Company Preferred Stock Redemptions”).

Section 6.24      Gregory Assignment. The Company, Parent and Gregory shall cooperate and negotiate in good faith to enter into the assignment agreement referred to in Section 7.3(h).

Section 6.25      Material Company Insurance Policies. In the event that the Company receives notice of any cancellation or termination of any Material Company Insurance Policy after the date hereof, the Company shall promptly notify Parent of such notice of cancellation or termination and consult with Parent with respect to the manner of addressing such notice of cancellation or termination.

Section 6.26      Amendment of Company Management Agreement. The Company shall use its reasonable best efforts to enter into, and cause the Company Manager to enter into, as soon as reasonably practicable after the date of this Agreement, an amendment to the Company Management Agreement in form and substance reasonably acceptable to Parent providing for, among other things, (a) the termination of the Company Management Agreement prior to Closing, (b) the payment of the termination fee and reimbursement of all reimbursable expenses thereunder to the Company Manager prior to the Closing, (c) the Company Manager to deliver, or cause its Affiliates deliver, to the Company or Parent prior to the Closing all material contracts and material records pertaining to the business or operations of the Company and in the Company Manager’s or any of its Affiliates’ possession or control, (d) a customary release of claims, and (e) certain other matters.

Section 6.27      Parent/AAIC Merger. Parent and Merger Sub each acknowledge and agree that the consummation of the Transactions, including the Merger, shall not be materially delayed or expressly or implicitly conditioned on the consummation of the transactions or the satisfaction or waiver of any of the conditions to the consummation of the Parent/AAIC Merger set forth in the Parent/AAIC Merger Agreement.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1      Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a)            Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law, the rules and regulations of the NYSE and the Organizational Documents of the Company.

(b)            No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(c)            Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced.

Section 7.2      Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by Parent or Merger Sub, as applicable, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.3(a) (Authority), Section 4.6(a) (Company Material Adverse Effect) and Section 4.20 (Brokers) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct in all respects only as of such date), (ii) the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specified dates set forth therein, and (iii) all other representations and warranties of the Company set forth in Article IV shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)            Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a), Section 7.2(b), Section 7.2(f), Section 7.2(g) and Section 7.2(h) have been satisfied.

(d)            REIT Opinion. Parent shall have received a written opinion of Mayer Brown LLP (or other counsel to Company reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year ended December 31, 2019, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company, provided that Parent is given a reasonable opportunity to review such representations and finds them reasonably acceptable.

(e)            Section 368 Opinion. Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to the Company and Parent.

(f)            Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g)            Company Management Agreement. The Company Management Agreement shall have been amended in accordance with Section 6.26 and validly terminated in full and shall be of no further force or effect in accordance with the terms of such amendment.

(h)            Company Preferred Stock Redemptions and Company Warrant Purchases. The Company Preferred Stock Redemptions and the Company Warrant Purchases shall have been effected and completed in all respects, such that no shares of Company Preferred Stock and no Company Warrants shall be outstanding, immediately prior to Closing.

(i)            JPM Master Repurchase Agreements. All consents required from J.P. Morgan Securities LLC or JPMorgan Chase Bank, as applicable, pursuant to the JPM Master Repurchase Agreements in connection with the consummation of the Transactions shall have been obtained by the Company Operating Partnership, Great Ajax II REIT Inc., GAJX Real Estate Corp., and AJX Mortgage Trust II, as applicable, and delivered to Parent; provided, however, that in the event such consents shall not have been obtained, the condition set forth in this Section 7.2(i) shall be deemed to be satisfied if on or prior to the Closing Date the Company shall have transferred all bonds and loans financed under this repurchase facility to another such facility.

Section 7.3      Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.3(a) (Authority), Section 5.6(a) (Parent Material Adverse Effect) and Section 5.18 (Brokers) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct in all respects only as of such date), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specified dates set forth therein, and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)            Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a), Section 7.3(b) and Section 7.3(g) have been satisfied.

(d)            REIT Opinion. The Company shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year ended December 31, 2019, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Parent to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operations will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Effective Time and thereafter. Such opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by Parent, provided that the Company is given a reasonable opportunity to review such representations and finds them reasonably acceptable.

(e)            Section 368 Opinion. The Company shall have received a written opinion of Mayer Brown LLP (or other counsel to the Company reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to the Company and Parent.

(f)            Listing; Classification. The Parent Common Stock, including the Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE as of, subject to official notice of issuance or prior to, immediately following the Effective Time.

(g)            Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(h)            Gregory Assignment. The Company, Parent and Gregory shall have entered into an assignment agreement on or prior to the Closing Date, in form and substance reasonably satisfactory to the Company and Parent, assigning the rights and obligations of the Company under the Servicing Agreement to Parent in order for Gregory to continue as the mortgage servicer for each of the mortgage loans owned by the Company and any of its Subsidiaries immediately prior to the Closing Date and serviced by Gregory immediately prior to the Closing Date so long as Parent or any of its Affiliates maintains an ownership interest in such loan.

Section 7.4      Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such party’s breach of any provision of this Agreement contributed materially to such failure.

Section 7.5      Parent/AAIC Merger Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger, materially delaying the scheduling of the Company Shareholders Meeting or for terminating this Agreement, on the failure, unreasonable delay or inability to consummate the transactions contemplated by the Parent/AAIC Merger or the failure, unreasonable delay or inability to satisfy any condition to the consummation of the Parent/AAIC Merger set forth in the Parent/AAIC Merger Agreement.

ARTICLE VIII
TERMINATION

Section 8.1      Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Shareholder Approval has been obtained:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent:

(i)            if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if there shall have been adopted prior to the Effective Time any Law that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;

(ii)            if the Merger shall not have been consummated on or before 5:00 p.m. Eastern Time, on January 31, 2024 (such date being the “End Date”); provided, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been a primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)            in the event of a breach by the other party (treating Parent and Merger Sub as one party) of any covenant or other agreement contained in this Agreement or if any representation and warranty of the other party contained in this Agreement fails to be true and correct which (x) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it were continuing as of the Closing Date and (y) cannot be or has not been cured (or is incapable of becoming true or does not become true) by the earlier of (1) the End Date and (2) the date that is 30 days after the giving of written notice to the breaching party of such breach or failure to be true and correct and the basis for such notice (other than any breach by the Company of Section 6.1(c), which shall not be subject to any notice but shall be subject to a 5-Business Day cure period) (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)            if the Company Shareholder Approval shall not have been obtained at a duly held Company Shareholders Meeting (including any adjournment or postponement thereof) at which a vote on the approval of the Transactions, including the Merger, was taken;

(c)            by Parent prior to the time the Company Shareholder Approval is obtained, if the Company Board shall have effected a Company Change of Recommendation, whether or not pursuant to and in accordance with Section 6.3(d)(iii) or Section 6.3(e); or

(d)            by the Company prior to the time the Company Shareholder Approval is obtained, if the Company Board (or a committee thereof) determines to terminate this Agreement in accordance with Section 6.3(d)(iii) in connection with a Company Superior Proposal in order to enter a definitive agreement providing for the implementation of such Company Superior Proposal; provided, however, that, except as otherwise provided in Section 8.3(b)(ii), such termination shall not be effective unless the Company concurrently therewith pays or causes to be paid the Company Termination Fee.

Section 8.2      Notice of Termination; Effect of Termination.

(a)            A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d), any termination shall be effective immediately upon delivery of such written notice to the other party.

(b)            In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, Section 6.6(b), Section 8.3 and Articles I and IX, which Sections and Articles shall not terminate; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages arising from or arising out of a Willful Breach of any covenant, agreement or obligation hereunder or intentional fraud, or as provided in the Non-Disclosure Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 8.3      Expenses and Other Payments.

(a)            Except as otherwise provided in this Section 8.3, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)            If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after notice of termination of this Agreement or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) concurrently with notice of termination of this Agreement, unless Parent shall not have designated such account to the Company at least twenty-four (24) hours before the Company delivers notice of termination pursuant to Section 8.1(d) in response to a written request for such information delivered by the Company at least twenty-four (24) hours before such deadline (in which case, the Company’s termination pursuant to Section 8.1(d) shall be effective immediately upon delivery of such notice to Parent and the Company shall pay the Company Termination Fee to Parent no later than one Business Day after the date Parent designates an account to the Company).

(c)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (and the Company Shareholder Approval has not been obtained) or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach), (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Company Board and not withdrawn prior to such date and (iii) within nine months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement to effect any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after the occurrence of an event described in the foregoing clause (iii). For purposes of this Section 8.3(c), any reference in the definition of Company Competing Proposal to “25%” or “75%” shall be deemed to be a reference to “50%.”

(d)            If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Shareholder Approval), (ii) on or before the date of the Company Shareholders Meeting a Company Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to such date and (iii) within nine months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement to effect any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after the occurrence of an event described in the foregoing clause (iii). For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “25%” or “75%” shall be deemed to be a reference to “50%.”

(e)            In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 5% per annum. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or Willful Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or Willful Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or Willful Breach of any covenant, agreement or obligation.

(f)            In the event that the Company is required to pay the Company Termination Fee:

(i)            The amount payable to Parent in any tax year of Parent shall not exceed the lesser of (A) the Company Termination Fee payable to Parent, and (B) the sum of (1) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (2) in the event that Parent received either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below or (y) an opinion from Parent’s outside counsel as described below, an amount equal to the excess of the Company Termination Fee less the amount payable under clause (1) above.

(ii)            To secure the Company’s obligation to pay the amounts described in Section 8.3(f)(i), the Company shall deposit into escrow the amount in cash equal to the Company Termination Fee, with an escrow agent selected by the Company on such terms (subject to this Section 8.3) as shall be mutually and reasonably agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 8.3 shall be made at the time the Company is obligated to pay the Company Termination Fee. The escrow agent shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to Parent, or (ii) a letter from Parent’s counsel indicating that (A) Parent has received a ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent. The Company agrees to amend this Section 8.3(f) at the reasonable request of Parent in order to (1) maximize that portion of the Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist Parent in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 8.3(f)(ii). Any amount of the Company Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 8.3(f).

ARTICLE IX
GENERAL PROVISIONS

Section 9.1      Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2      Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, agreements and covenants, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time. The Non-Disclosure Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 9.3      Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given upon the earlier of actual receipt or: (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):

(i)           if to Parent or Merger Sub, to:

c/o Ellington Financial Inc.

53 Forest Avenue

Old Greenwich, CT 06870

Attention: JR Herlihy

E-mail: Herlihy@ellington.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

901 East Byrd Street, Suite 1500

Richmond, VA 23219
Attention: Daniel LeBey
E-mail: dlebey@velaw.com

and

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

Attention: Stancell Haigwood
E-mail: shaigwood@velaw.com

(ii)          if to the Company, to:

Great Ajax Corp.

13190 SW 68th Parkway, Suite 110

Tigard, Oregon 97223
Attention: Chief Executive Officer

E-mail: larry@aspencapital.com

with a required copy to (which copy shall not constitute notice):

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Anna T. Pinedo

E-mail: apinedo@mayerbrown.com

and

71 S. Wacker Dr.

Chicago, Illinois 60606

Attention: Andrew J. Noreuil

E-mail: anoreuil@mayerbrown.com

Section 9.4            Rules of Construction.

(a)            Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)            The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)            The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)            All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York, New York time.

(e)            In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.

Section 9.5            Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.6            Entire Agreement; Third Party Beneficiaries.

(a)            This Agreement (together with the Non-Disclosure Agreement, the other Transaction Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)            Except for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of the former holders of Company Common Stock to receive the Merger Consideration and with respect to which, prior to the Effective Time, the Company shall have the right, on behalf of such holders, to pursue damages against Parent and Merger Sub for the loss of the Merger Consideration in the event of any Willful Breach of any covenant, agreement or obligation hereunder or intentional fraud by Parent or Merger Sub) and Section 6.9 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7            Governing Law; Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the District of Maryland, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any state or federal court located in the State of Maryland. Each of the parties hereto further consents to the assignment to the Business and Technology Case Management Program with regard to any proceeding in the courts of the State of Maryland.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.7.

Section 9.8            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.9            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10            Affiliate Liability.

(a)            Each of the following is herein referred to as a “Company Affiliate”: (i) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, shareholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) the Company, (B) the Company Manager or (C) any Person who controls the Company. To the fullest extent permitted by applicable Law, no Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation.

(b)            Each of the following is herein referred to as a “Parent Affiliate”: (i) any direct or indirect holder of equity interests or securities in Parent or Merger Sub (whether limited or general partners, members, shareholders or otherwise) and (ii) any director, officer, employee or other Representative of (A) Parent or Merger Sub or (B) any Person who controls Parent or Merger Sub. To the fullest extent permitted by applicable Law, no Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 9.11            Remedies; Specific Performance.

(a)            Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)            The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.

(c)            This parties’ rights in this Section 9.11 are an integral part of the Transactions and each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.11. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party irrevocably waives (i) any defense in an action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.12            Amendment. Prior to the Effective Time, this Agreement may be amended by the mutual agreement of the parties, by action taken or authorized by their respective Boards of Directors at any time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law would require the further approval or adoption by the shareholders of the Company or Parent, as applicable, without first obtaining such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.13            Extension; Waiver. At any time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein: (a) extend the time for the performance of any of the obligations or acts of the other party hereunder; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by the Company, on the one hand, or Parent and Merger Sub, on the other hand, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

ELLINGTON FINANCIAL INC.

By:	/s/ Laurence Penn
	Name:	Laurence Penn
	Title:	Chief Executive Officer and President

EF ACQUISITION I LLC

By:	/s/ Laurence Penn
	Name:	Laurence Penn
	Title:	Chief Executive Officer and President

Signature Page to Agreement and Plan of Merger

GREAT AJAX CORP.

By:	/s/ Lawrence Mendelsohn
	Name:	Lawrence Mendelsohn
	Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Acceptable Non-Disclosure Agreement” means a non-disclosure agreement that is not less favorable in the aggregate to the Company as the Non-Disclosure Agreement, as determined by the Company Board (or any committee thereof) in good faith, after consultation with its outside legal counsel; provided, further, that such non-disclosure agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company from complying with the provisions of Section 6.3.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, the term “Affiliate” does not include the Company Manager, Great Ajax FS LLC, a Delaware limited liability company, or Gregory.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day that is not a Saturday or Sunday or other day on which banks in the State of New York or the State of Maryland are authorized or obligated to be closed.

“Company 2014 Plan” means the Great Ajax Corp. 2014 Director Equity Plan, as amended from time to time.

“Company 2016 Plan” means the Great Ajax Corp. 2016 Equity Incentive Plan, as amended from time to time.

“Company Articles Supplementary” means the Articles Supplementary, effective as of April 6, 2020 (as amended from time to time), establishing and fixing the rights and preferences of the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Competing Proposal” means any proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any acquisition or purchase by any Person or group, directly or indirectly, of more than 25% of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 25% of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the Company Shareholders immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction; or (c) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than 25% of the consolidated assets of the Company and its Subsidiaries (measured by the fair market value thereof).

“Company Convertible Notes” means the Company’s 7.25% Convertible Senior Notes due 2024.

“Company Equity Plans” means any of the Company 2016 Plan and the Company 2014 Plan.

“Company Intellectual Property” means the Intellectual Property used in the operation of the business of each of the Company and its Subsidiaries as presently conducted.

“Company Manager” means Thetis Asset Management LLC, a Delaware limited liability company.

“Company Management Agreement” means that certain Third Amended and Restated Management Agreement, dated as of April 28, 2020, by and among the Company, the Company Operating Partnership, and the Company Manager (as amended from time to time, including by the First Amendment to the Third Amended and Restated Management Agreement, dated as of March 1, 2023).

“Company Notes” means, collectively, (a) the Company Convertible Notes and (b) the Company Unsecured Notes.

“Company Notes Indentures” means, collectively, (a) that certain Indenture, dated as of April 19, 2017 between the Company, as issuer, and Wilmington Savings Fund Society, FSB, as trustee, as supplemented by the First Supplemental Indenture dated as of April 25, 2017 between the Company, as issuer, and Wilmington Savings Fund Society, FSB, as trustee and as otherwise modified or supplemented prior to the date of this Agreement, and (b) that certain Indenture dated as of August 26, 2022 between the Company Operating Partnership, as issuer, the Company, Great Ajax Operating LLC and Great Ajax II Operating Partnership L.P. as guarantors and Wilmington Savings Fund Society, FSB, as trustee and as otherwise modified or supplemented prior to the date of this Agreement.

“Company Operating Partnership” means Great Ajax Operating Partnership L.P., a Delaware limited partnership.

“Company Preferred Stock” means the Company Series A Preferred Stock and Company Series B Preferred Stock.

“Company Series A Preferred Stock” means the Company’s 7.25% Series A Preferred Stock, $0.01 par value per share.

“Company Series B Preferred Stock” means the Company’s 5.00% Series B Preferred Stock, $0.01 par value per share.

“Company Shareholder Approval” means the approval of the Transactions, including the Merger, contemplated by this Agreement by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast thereon at the Company Shareholders Meeting in accordance with the MGCL and the Organizational Documents of the Company.

“Company Shareholders” means the holders of Company Common Stock.

“Company Superior Proposal” means a bona fide Company Competing Proposal (with references to “25%” being deemed replaced with references to “50%” and references to “75%” being deemed to be replaced with references to “50%”) by a third party, which the Company Board or any committee thereof determines in good faith, after consultation with the Company’s outside legal and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal that the Company Board considers in good faith and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company Shareholders than the Transactions.

“Company Termination Fee” means a cash amount equal to $6,867,000.

“Company Unsecured Notes” means the Company Operating Partnership’s 8.875% Senior Unsecured Notes due 2027.

“Company Warrants” means all warrants representing the right to purchase shares of Company Common Stock.

“Consent” means any approval, consent, ratification, clearance, permission, waiver, or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means (i) a Person’s and its Subsidiaries’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and Families First Coronavirus Response Act, or any other response to COVID-19 (including any such response undertaken by any similarly situated industry participants), and (ii) the reversal or discontinuation of any of the foregoing.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity or equity-based compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and any other employee benefit plan, agreement, arrangement, program, practice or understanding, in each case, whether written or unwritten, that is sponsored, maintained, administered, contributed to or entered into by such Person for the current or future benefit of any present or former director, employee or contractor of the Person or with respect to which such Person has any direct or indirect liability, whether current or contingent.

“Environmental Law” means any applicable Law in effect as of the date of this Agreement, and any governmental order or binding agreement with any Governmental Entity in effect as of the date of this Agreement: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that at any relevant time would be a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Exchange Ratio” means 0.5308, as adjusted in accordance with Section 3.1(c).

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission, government-sponsored enterprise (including the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association) or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, pollutant, contaminant, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, for which liability may be imposed under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls and per- and poly-fluoroalkyl substances (PFAS) and other emerging contaminants.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property or services of such Person or as the deferred purchase price of a business or assets; (d) obligations in respect of repurchase agreements, master forward purchase agreements, “dollar roll” transactions and similar financing arrangements; (e) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include obligations in respect of securitizations, resecuritizations and similar financing arrangements, accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrightable works and copyrights; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company Board after the date of this Agreement that (a) materially affects the business, assets or operations of the Company or Parent, as applicable, or their applicable Subsidiaries (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company or its Representatives), (b) was not known to, or reasonably foreseeable by, the Company Board as of the date of this Agreement, and (c) becomes known to the Company Board prior to receipt of the Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (x) the receipt, existence of or terms of a Company Competing Proposal; (y) a change in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or its Subsidiaries by any applicable rating agency; and (z) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period (it being understood that the facts or circumstances giving rise to or contributing to any such change or fact described in clause (y) or clause (z) may constitute or may be taken into account in determining whether there has been, an Intervening Event if not otherwise excluded by this definition).

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the U.S. Internal Revenue Service.

“JPM Master Repurchase Agreements” means, collectively, (a) that certain Master Repurchase Agreement, dated as of August 21, 2019, by and between J.P. Morgan Securities LLC and the Company Operating Partnership, (b) that certain Master Repurchase Agreement, dated as of August 21, 2019, by and between J.P. Morgan Securities LLC and Great Ajax II REIT Inc., (c) Master Repurchase Agreement, dated as of August 21, 2019, by and between J.P. Morgan Securities LLC and GAJX Real Estate Corp. (f/k/a GAJX Real Estate LLC), and (d) that certain Master Repurchase Agreement, dated as of July 15, 2016, by and between JPMorgan Chase Bank, National Association and AJX Mortgage Trust II, in each case, as amended, restated, supplemented and/or otherwise modified from time to time.

“knowledge” means the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, right of way, encroachment, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred, consensual, non-consensual or arising by operation of Law.

“made available” means, with respect to any statement in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the effect that any information, document or other material has been “made available,” that such information, document or material was: (a) uploaded for review by Parent and its Representatives or the Company and its Representatives, as applicable, in the virtual data room established in connection with the Transactions prior to the execution of this Agreement; or (b) contained in a true and complete unredacted form in the Company SEC Documents or the Parent SEC Documents, as applicable, filed at least two (2) Business Days prior to the date hereof.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, occurrence, state of fact, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business, assets, properties or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions before the End Date; provided, however, that no fact, circumstance, occurrence, state of fact, effect, change, event or development (by itself or when aggregated or taken together with any and all other effects) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” under the foregoing clause (a) exists or has occurred or is reasonably expected to occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities or mortgage markets (including the mortgage backed securities markets), credit or debt markets, housing market, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in any industry or industries in which the Person operates (including changes in general market or mortgage prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage, terrorism, acts of God, epidemics, pandemics or disease outbreaks (including COVID-19 and any actions or events resulting therefrom) (including any escalation or general worsening of any such acts of war, sabotage, terrorism, acts of God, epidemics, pandemics or disease outbreaks (including COVID-19 and any COVID-19 Measures or other actions or events resulting therefrom)); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, other natural disasters or other weather conditions; (vi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of this Agreement or the pendency or consummation of the Transactions; (viii) any actions taken or failure to take action, in each case, at the request of another party to this Agreement (treating Parent and Merger Sub as one party); (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) any changes in such Person’s stock price, dividends or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (xi) any Proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other Transactions; or (xii) with respect to a Parent Material Adverse Effect, anything set forth in the Parent Disclosure Letter, and with respect to a Company Material Adverse Effect, anything set forth in the Company Disclosure Letter; except to the extent such effects resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, the incremental adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” exists, has occurred or is reasonably expected to occur solely to the extent they are disproportionate).

“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company, Parent or any of their Subsidiaries, as the case may be, ending on or prior to the Closing Date, which is required to be paid by the Company, Parent or any of their Subsidiaries, as the case may be, prior to the Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

“NYSE” means the New York Stock Exchange and any successor stock exchange or quotation system operated by the New York Stock Exchange or any successor thereto.

“ordinary course of business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles, articles supplementary or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate or articles of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent/AAIC Merger” means the transactions contemplated by the Parent/AAIC Merger Agreement.

“Parent/AAIC Merger Agreement” means that certain Agreement and Plan of Merger, dated as of May 29, 2023, by and among Parent, EF Merger Sub Inc., a Virginia corporation and wholly-owned subsidiary of Parent, Arlington Asset Investment Corp., a Virginia corporation, and, solely for the limited purposes set forth in such agreement, Parent Manager.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Common Stock” means the common stock of Parent, par value $0.001 per share.

“Parent Intellectual Property” means the Intellectual Property used in the operation of the business of each of Parent and its Subsidiaries as presently conducted.

“Parent Manager” means Ellington Financial Management LLC, a Delaware limited liability company.

“Parent Operating Partnership” means Ellington Financial Operating Partnership LLC, a Delaware limited liability company.

“Parent Preferred Stock” means Parent’s (a) 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.001 par value per share, (b) 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock, $0.001 par value per share, and (c) 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock, $0.001 par value per share.

“Parent Shareholders” means the holders of Parent Common Stock and the holders of Parent Preferred Stock.

“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith by appropriate Proceedings, (b) relating to any Indebtedness disclosed in the Company Disclosure Letter, (c) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate Proceedings, (d) which is not material in amount and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted, (e) which is a statutory or common law lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements, (f) which is imposed on the underlying fee interest in real property subject to a company lease or over which the Company has easement rights, and subordination or similar agreements relating thereto, (g) which is a zoning, building, planning, land use or other similar restriction, (h) which is a publicly recorded easement, covenant, right-of-way, quasi-easement, license, restriction, utility agreement or defect, imperfection or irregularity of title or (i) which is identified in the Company Disclosure Letter.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Entity or a political subdivision, agency or instrumentality of a Governmental Entity).

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Servicing Agreement” means the Servicing Agreement, dated as of July 8, 2014, among Gregory, the Company, Company Operating Partnership and Little Ajax II LLC (as amended from time to time).

“Significant Subsidiary” means, with respect to a Person, a Subsidiary of such Person that qualifies as a “Significant Subsidiary” under Item 1.02(w) of Regulation S-X of the SEC.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other takeover or anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Returns” means any return, report, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes); provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes arising from the Transactions.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of such Person may vote.

“Willful Breach” means a material breach of this Agreement that is the consequence of an action or failure to take action by any party that knew or reasonably should have known that the taking of such action or the failure to take such action would be, or would be reasonably likely to be, a breach of this Agreement.